04032919

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWALT, INC.
(Exact Name of Registrant as Specified in Charter)

0001269518
(Registrant CIK Number)

Form 8-K for June 14, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-110343
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on JUNE 14.

CWALT, INC.

By: [signature]
Name: Darren Bigby
Title: Vice President

Exhibit Index

NY1 5559722v1

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER UNDER COVER OF FORM SE.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWALT, INC.

Mortgage Pass-Through Certificates, Series 2004-J5

MBS New Transaction

Computational Materials

$740,000,000
(Approximate)

CWALT, Inc.

Depositor

MORTGAGE PASS-THROUGH CERTIFICATES,
SERIES 2004-J5

Countrywide℠
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement or other final offering document relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the CWALT publicly offered securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to such securities has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement, or other final offering document relating to the Certificates, relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement, or other final offering documents relating to the Certificates, may be obtained by contacting your Countrywide Securities account representative.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: June 9, 2004*

$740,000,000 (Approximate)
CWALT Mortgage Pass-Through Certificates, Series 2004-J5

Class [1][2]	Principal Amount [3]	WAL (Years) Call/Mat [4]	Payment Window (Mos) Call /Mat [4]	Expected Ratings (S&P/Moody's) [5]	Last Scheduled Distribution Date	Certificate Type
1-A-1	112,068,000	0.90 / 0.90	1-23 / 1-23	AAA/Aaa	January 2025	Floating Rate Senior
1-A-2	8,394,000	2.00 / 2.00	23-25 / 23-25	AAA/Aaa	December 2025	Fixed Rate Sequential
1-A-3	59,873,000	3.00 / 3.00	25-52 / 25-52	AAA/Aaa	September 2030	Fixed Rate Sequential
1-A-4	20,923,000	5.00 / 5.00	52-71 / 52-71	AAA/Aaa	January 2032	Fixed Rate Sequential
1-A-5	27,769,000	7.49 / 10.00	71-95 / 71-225	AAA/Aaa	December 2033	Fixed Rate Sequential
1-A-6	25,448,000	6.33 / 6.57	38-95 / 38-223	AAA/Aaa	May 2033	Fixed Rate Lockout
1-A-IO	270,000,000 [6]	1.00 / 1.00	NA	AAA/Aaa	December 2006	Interest Only NAS
2-A	442,975,000	2.94 / 3.19	1-95 / 1-216	AAA/Aaa	April 2034	Floating Rate Senior
2-A-IO	470,000,000 [6]	1.00 / 1.00	NA	AAA/Aaa	December 2006	Interest Only NAS
M-1	16,280,000	5.23 / 5.65	37-95 / 37-145	AA/Aa2	October 2033	Floating Rate Mezzanine
M-2	15,170,000	5.22 / 5.51	37-95 / 37-130	A/A2	June 2033	Floating Rate Mezzanine
B	11,100,000	5.00 / 5.03	37-95 / 37-104	BBB/Baa2	December 2032	Floating Rate Subordinate
C				Not Offered		
P				Not Offered		
Total:	$740,000,000 [7]					

(1) *The Class 1-A-1, 1-A-2, 1-A-3, 1-A-4, 1-A-5 and 1-A-6 Certificates (collectively, the "Class 1-A Certificates") and Class 1-A-IO Certificates (together, with the Class 2-A-IO certificates, the "Class A-IO Certificates") are backed primarily by the cashflows from the Group 1 Mortgage Loans and the Class 2-A and Class 2-A-IO Certificates (together, with the Class 1-A Certificates and Class 1-A-IO Certificates, the "Senior Certificates") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Under certain conditions referred to under "Priority of Distributions," cashflows from one Group of Mortgage Loans may be used to make certain payments to the Senior Certificates related to the other Group. The Class M-1, Class M-2 and Class B Certificates (the "Subordinate Certificates") are backed by the cashflows from all of the Mortgage Loans.*
(2) *The margin on the Class 2-A Certificates doubles and the margins on the Subordinate Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupons on the Class 1-A-4, Class 1-A-5 and Class 1-A-6 Certificates increase by 0.50% after the Clean-up Call date.*
(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(4) *See "Pricing Prepayment Speed" below.*
(5) *Rating Agency Contacts: Venkat Veerubhotla, Standard & Poor's, 212.438.2517; Amita Shrivastava, Moody's, 212.553.2953.*
(6) *Notional Balance.*
(7) *Excludes the Class 1-A-IO and Class 2-A-IO notional balances.*

Trust: Mortgage Pass-Through Certificates, Series 2004-J5.

Depositor: CWALT, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriter: Countrywide Securities Corporation.

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates***" and are expected to be offered as described in the final prospectus supplement.

Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"
Floating Rate Certificates:	The ***"Floating Rate Certificates"*** consist of the Class 1-A-1, Class 2-A and Subordinate Certificates.
Fixed Rate Certificates:	The ***"Fixed Rate Certificates"*** consist of the Class 1-A Certificates (other than the Class 1-A-1 Certificates) and the Class A-IO Certificates.
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Sample Pool Calculation Date:	June 1, 2004.
Cut-off Date:	The later of June 1, 2004 and the origination date of such Mortgage Loan.
Expected Pricing Date:	June [9], 2004.
Expected Closing Date:	June [30], 2004.
Expected Settlement Date:	June [30], 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in July 2004.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Fixed Rate Certificates will include accrued interest from June 1, 2004 up to, but not including, the Settlement Date.
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis). The ***"Interest Accrual Period"*** for each Distribution Date with respect to the Fixed Rate Certificates will be the calendar month preceding the month in which such Distribution Date occurs (calculated on a 30/360 day basis).
ERISA Eligibility:	The Senior Certificates and the Subordinate Certificates are expected to be eligible for purchase by employee benefit plans and similar plans and arrangements that are subject to Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations.
SMMEA Eligibility:	The Senior Certificates and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call by the Master Servicer (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC, which assumes 6% CPR in month 1, an additional 1/11th of 18% CPR for each month thereafter, building to 24% CPR in month 12 and remaining constant thereafter.

Adjustable Rate Mortgage Loans
25% CPR.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans as of the Sample Pool Calculation Date (the ***"Sample Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Closing Date Pool"***). The characteristics of the Closing Date Pool may vary from the characteristics of the Sample Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Sample Pool Calculation Date, the aggregate principal balance of the Sample Pool Mortgage Loans was approximately $741,410,530 of which: (i) approximately $269,157,589 are conventional fixed rate Mortgage Loans (the "***Group 1 Mortgage Loans***") and (ii) approximately $472,252,941 are Mortgage Loans that have a fixed rate period of two, three, five, seven or ten years after origination and thereafter adjust semi-annually or annually based on the six-month LIBOR, one-year LIBOR or one-year CMT index (the "***Group 2 Mortgage Loans***" and, together with the Group 1 Mortgage Loans, the ***"Mortgage Loans;"*** and the fixed rate Mortgage Loans or the hybrid ARM Mortgage Loans, the ***"Fixed Rate Mortgage Loans"*** and the ***"Hybrid ARM Mortgage Loans,"*** respectively).

Pass-Through Rate: The Pass-Through Rate for each class of Floating Rate Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, and (b) the related Net Rate Cap.

The Pass-Through Rate on each class of Fixed Rate Certificates (other than the Class A-IO Certificates) will be equal to the lesser of (a) the fixed rate for such Class and (b) the related Net Rate Cap.

The Class A-IO Certificates will accrue interest based on (i) the lesser of the related Notional Balance set forth below and the actual unpaid principal balance of the related Mortgage Loans and (ii) the applicable rate set forth below (the ***"Class A-IO Certificate Rate"***):

Period	1-A-IO Notional Balance	1-A-IO Rate (%)	2-A-IO Notional Balance	2-A-IO Rate (%)
1	270,000,000.00	0.75	470,000,000.00	0.75
2	249,956,700.93	0.75	435,330,740.50	0.75
3	231,400,134.00	0.75	403,218,324.22	0.75
4	214,220,098.42	0.75	373,474,220.55	0.75
5	198,314,556.46	0.75	345,923,797.85	0.75
6	183,589,029.13	0.75	320,405,298.96	0.75
7	169,956,036.56	0.75	296,768,892.22	0.75
8	157,334,579.84	0.75	274,875,792.39	0.75
9	145,649,661.16	0.75	254,597,446.40	0.75
10	134,831,839.47	0.75	235,814,779.09	0.75
11	124,816,819.00	0.75	218,417,494.52	0.75
12	115,545,068.31	0.75	202,303,428.85	0.75
13	106,961,467.39	0.75	187,377,950.84	0.75
14	99,014,981.07	0.75	173,553,406.54	0.75
15	91,658,356.40	0.75	160,748,604.99	0.75
16	84,847,842.58	0.75	148,888,341.70	0.75
17	78,542,931.56	0.75	137,902,957.37	0.75
18	72,706,117.84	0.75	127,727,929.09	0.75
19	67,302,676.06	0.75	118,303,491.65	0.75
20	62,300,455.06	0.75	109,574,286.79	0.75
21	57,669,687.16	0.75	101,489,038.30	0.75
22	53,382,811.62	0.75	94,000,251.09	0.75
23	49,414,311.09	0.75	87,063,932.37	0.75
24	45,740,560.26	0.75	80,639,333.50	0.75
25	42,339,685.61	0.75	74,689,105.82	0.75
26	39,191,435.64	0.75	69,177,835.98	0.75
27	36,277,060.68	0.75	64,073,148.17	0.75
28	33,579,201.57	0.75	59,345,054.01	0.75
29	31,081,786.61	0.75	54,965,776.53	0.75
30	28,769,936.17	0.75	50,909,587.15	0.75
31	0.00	0.00	0.00	0.00

Adjusted Net Mortgage Rate: The *"Adjusted Net Mortgage Rate"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the premium for lender paid mortgage insurance (if any), less the sum of (a) the servicing fee rate and (b) the trustee fee rate.

Maximum Rate: The *"Maximum Rate"* will be equal to 11.00%.

Net Rate Cap: The *"Net Rate Cap"* is generally, subject to certain exceptions described in the prospectus supplement, equal to:

With respect to the Class 1-A Certificates, (i) the weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans minus (ii) the product of (a) the Pass-Through Rate on the Class 1-A-IO Certificates and (b) a fraction, the numerator of which is the Notional Balance of the Class 1-A-IO Certificates and the denominator of which is the unpaid principal balance of the Group 1 Mortgage Loans (in the case of the Class 1-A-1 Certificates, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

With respect to the Class 2-A Certificates, (i) the weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans minus (ii) the product of (a) the Pass-Through Rate on the Class 2-A-IO Certificates and (b) a fraction, the numerator of which is the Notional Balance of the Class 2-A-IO Certificates and the denominator of which is the unpaid principal balance of the Group 2 Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

With respect to the Subordinate Certificates, the weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the Group 1 and Group 2 Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Offered Certificates (other than the Class A-IO Certificates), on any Distribution Date, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of interest that would have accrued thereon at the Pass-Through Rate (without giving effect to the Net Rate Cap, and in the case of the Floating Rate Certificates, up to the Maximum Rate) over (ii) the amount of interest accrued based on the related Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the related Net Rate Cap, and in the case of the Floating Rate Certificates, up to the Maximum Rate). Net Rate Carryover will be paid to the extent available from Excess Cashflow relating to the applicable Loan Group (or Loan Groups) as described under *"Certificates Priority of Distributions"* below and, as it relates to the Class 2-A and Subordinate Certificates only, from proceeds received on the related Corridor Contract.

Corridor Contracts:

The Trust will include two Corridor Contracts, one only for the benefit of the Class 2-A Certificates, and the other for the benefit of the Subordinate Certificates (the "***Class 2-A Corridor Contract***" and "***Subordinate Corridor Contract,***" respectively, and, collectively, the "***Corridor Contracts***"). After the Closing Date, the notional amount of the Corridor Contracts will each amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on (a) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates any related Net Rate Carryover and (b) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates any related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay any Net Rate Carryover on the related Certificates on such Distribution Date will be distributed to the holder of the Class C Certificate(s) and will not be available for payments of any Net Rate Carryover on any class of Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/Moody's	Initial Subordination (after required target is reached) (1)	Target Subordination at Stepdown (1)
1-A	AAA/Aaa	6.50%	13.00%
2-A	AAA/Aaa	6.50%	13.00%
M-1	AA/Aa2	4.30%	8.60%
M-2	A/A2	2.25%	4.50%
B	BBB/Baa2	0.75%	1.50%

(1) Initial Overcollateralization at closing is zero. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, they will rank in priority from highest to lowest in the following order: Class M-1, Class M-2 and Class B Certificates, with each subsequent class providing credit support for the prior class or classes, if any.

Overcollateralization:

Commencing in October 2004, any Excess Cashflow will be applied as principal on the Offered Certificates, in which case the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates, resulting in Overcollateralization. Any realized losses on the Mortgage Loans will be covered first by Excess Cashflow and then by Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses.

Overcollateralization Target:

Prior to the Distribution Date in October 2004, the Overcollateralization Target will be zero. For any Distribution thereafter, the Overcollateralization Target will be equal to 0.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target"***). The initial amount of O/C will be approximately zero.

On or after the Stepdown Date, 1.50% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.35% of the principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event is in effect on the related Distribution Date, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount on the immediately preceding Distribution Date.

Excess Cashflow:

"Excess Cashflow" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under Clauses 1) and 2) of "Certificates Priority of Distributions."

Trigger Event:

A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger:

With respect to the Certificates, a ***"Delinquency Trigger"*** will be in effect if the product of (a) [TBD] and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage. As used above, the ***"Required Percentage"*** with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to (a) the excess of (i) the aggregate principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the Senior Certificates so long as any Senior Certificates are outstanding, and thereafter the certificate principal balance of the most senior class of Subordinate Certificates outstanding as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will be in effect if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	Percentage
37 – 48	[TBD]% with respect to July 2007, plus an additional 1/12th of [TBD]% for each month thereafter until June 2008
49 – 60	[TBD]% with respect to July 2008, plus an additional 1/12th of [TBD]% for each month thereafter until June 2009
61 – 72	[TBD]% with respect to July 2009, plus an additional 1/12th of [TBD]% for each month thereafter until June 2010
73 +	[TBD]%

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and
(ii) the later to occur of:
   a. the Distribution Date in July 2007.
   b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 87.00% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates in the following order: to the Class B, Class M-2 and Class M-1 Certificates, in each case until the respective certificate principal balance of such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions: Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (i) current and unpaid interest, concurrently (a) from interest funds related to the Group 1 Mortgage Loans, *pro rata*, to the Class 1-A and Class 1-A-IO Certificates and (b) from interest funds related to the Group 2 Mortgage Loans, *pro rata*, to the Class 2-A and Class 2-A-IO Certificates, then (ii) from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2 and Class B Certificates;
2) Principal funds, as follows: (i) concurrently, (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates (in the manner and priority set forth under "Class 1-A Principal Distribution" below) and (b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates, then (ii) from principal funds related to all of the Mortgage Loans sequentially, to the Class M-1, Class M-2 and Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Beginning on the payment date in October 2004, any remaining Excess Cashflow, to the Senior Certificates (other than the Class A-IO Certificates) and/or Subordinate Certificates (as applicable) to build or maintain Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay (a) any unpaid interest sequentially, to the Class M-1, Class M-2 and Class B Certificates, then (b) any unpaid realized loss amounts sequentially, to the Class M-1, Class M-2 and Class B Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the applicable Corridor Contract (as described above); and
6) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) shall generally be distributed to the Offered Certificates on a

pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2 and the Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, all Classes of Senior Certificates related to one Loan Group are retired prior to the other Senior Certificates related to the other Loan Group, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all of the Senior and Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, to the Senior Certificates, concurrently, (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates (as described under "Class 1-A Principal Distribution" below) and (b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates, in each case, such that the Senior Certificates in the aggregate will have 13.00% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 8.60% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 4.50% Subordination and (iv) fourth, to the Class B Certificates such that the Class B Certificates will have 1.50% Subordination; each subject to the required Overcollateralization Target.

Provided, however, that if the Subordinate Certificates are paid to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

Class 1-A Principal Distribution:

Principal will be distributed to the 1-A Certificates in the following order of priority:

1. To the Class 1-A-6 Certificates, the Lockout Percentage of their pro rata share of principal as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Sequentially to the Class 1-A-1, Class 1-A-2, Class 1-A-3, Class 1-A-4, Class 1-A-5 and Class 1-A-6 Certificates, until their respective principal balances are reduced to zero.

[Discount Margin Tables, Corridor Contracts Schedules, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin/Yield Tables (%) (1)

Class 1-A-1 (To Call)

Margin 0.190%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	19	19	19	19	19
WAL (yr)	12.52	1.12	0.90	0.74	0.58
MDUR (yr)	11.37	1.12	0.90	0.74	0.59
First Prin Pay	Jul-04	Jul-04	Jul-04	Jul-04	Jul-04
Last Prin Pay	Jan-25	Nov-06	May-06	Jan-06	Sep-05

Class 1-A-1 (To Maturity)

Margin 0.190%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	19	19	19	19	19
WAL (yr)	12.52	1.12	0.90	0.74	0.58
MDUR (yr)	11.37	1.12	0.90	0.74	0.59
First Prin Pay	Jul-04	Jul-04	Jul-04	Jul-04	Jul-04
Last Prin Pay	Jan-25	Nov-06	May-06	Jan-06	Sep-05

Class 1-A-2 (To Call)

Coupon 4.160%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.18	4.08	4.05	4.02	3.97
WAL (yr)	21.03	2.53	2.00	1.64	1.28
MDUR (yr)	13.76	2.36	1.88	1.56	1.22
First Prin Pay	Jan-25	Nov-06	May-06	Jan-06	Sep-05
Last Prin Pay	Dec-25	Feb-07	Jul-06	Mar-06	Oct-05

Class 1-A-2 (To Maturity)

Coupon 4.160%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.18	4.08	4.05	4.02	3.97
WAL (yr)	21.03	2.53	2.00	1.64	1.28
MDUR (yr)	13.76	2.36	1.88	1.56	1.22
First Prin Pay	Jan-25	Nov-06	May-06	Jan-06	Sep-05
Last Prin Pay	Dec-25	Feb-07	Jul-06	Mar-06	Oct-05

(1) See definition of Pricing Prepayment Speed above.

Class 1-A-3 (To Call)

Coupon 5.030%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.06	4.99	4.96	4.93	4.89
WAL (yr)	24.01	3.89	3.00	2.39	1.84
MDUR (yr)	13.63	3.44	2.72	2.20	1.72
First Prin Pay	Dec-25	Feb-07	Jul-06	Mar-06	Oct-05
Last Prin Pay	Sep-30	Feb-10	Oct-08	Nov-07	Nov-06

Class 1-A-3 (To Maturity)

Coupon 5.030%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.06	4.99	4.96	4.93	4.89
WAL (yr)	24.01	3.89	3.00	2.39	1.84
MDUR (yr)	13.63	3.44	2.72	2.20	1.72
First Prin Pay	Dec-25	Feb-07	Jul-06	Mar-06	Oct-05
Last Prin Pay	Sep-30	Feb-10	Oct-08	Nov-07	Nov-06

Class 1-A-4 (To Call)

Coupon 5.870%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.91	5.87	5.85	5.83	5.78
WAL (yr)	26.91	6.92	5.00	3.94	2.71
MDUR (yr)	13.20	5.52	4.22	3.42	2.44
First Prin Pay	Sep-30	Feb-10	Oct-08	Nov-07	Nov-06
Last Prin Pay	Jan-32	Jun-13	May-10	Jan-09	Jun-07

Class 1-A-4 (To Maturity)

Coupon 5.870%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.91	5.87	5.85	5.83	5.78
WAL (yr)	26.91	6.92	5.00	3.94	2.71
MDUR (yr)	13.20	5.52	4.22	3.42	2.44
First Prin Pay	Sep-30	Feb-10	Oct-08	Nov-07	Nov-06
Last Prin Pay	Jan-32	Jun-13	May-10	Jan-09	Jun-07

Class 1-A-5 (To Call)

Coupon	6.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 97-12	6.25	6.39	6.46	6.55	6.70
WAL (yr)	28.04	9.83	7.49	5.81	4.24
MDUR (yr)	13.05	7.18	5.83	4.74	3.62
First Prin Pay	Jan-32	Jun-13	May-10	Jan-09	Jun-07
Last Prin Pay	Aug-32	May-14	May-12	Nov-10	Jun-09

Class 1-A-5 (To Maturity)

Coupon	6.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 97-12	6.25	6.42	6.48	6.56	6.69
WAL (yr)	28.38	13.05	10.00	7.52	4.74
MDUR (yr)	13.11	8.61	7.11	5.69	3.92
First Prin Pay	Jan-32	Jun-13	May-10	Jan-09	Jun-07
Last Prin Pay	Dec-33	Jan-27	Mar-23	Feb-20	Sep-16

Class 1-A-6 (To Call)

Coupon	5.614%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.64	5.61	5.61	5.60	5.59
WAL (yr)	14.58	6.85	6.33	5.64	4.74
MDUR (yr)	9.41	5.48	5.16	4.70	4.05
First Prin Pay	Jul-07	Jul-07	Aug-07	Sep-07	Nov-07
Last Prin Pay	Aug-32	May-14	May-12	Nov-10	Jun-09

Class 1-A-6 (To Maturity)

Coupon	5.614%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.64	5.62	5.62	5.65	5.70
WAL (yr)	14.58	6.95	6.57	6.33	6.14
MDUR (yr)	9.41	5.53	5.30	5.14	5.01
First Prin Pay	Jul-07	Jul-07	Aug-07	Sep-07	Nov-07
Last Prin Pay	May-33	Nov-26	Jan-23	Dec-19	Jul-16

Class 2-A (To Call)

Margin	0.300%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	30	30	30	30
WAL (yr)	18.91	3.72	2.94	2.38	1.80
MDUR (yr)	16.30	3.58	2.85	2.32	1.77
First Prin Pay	Jul-04	Jul-04	Jul-04	Jul-04	Jul-04
Last Prin Pay	Aug-32	May-14	May-12	Nov-10	Jun-09

Class 2-A (To Maturity)

Margin	0.300%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	32	32	32	32
WAL (yr)	19.00	4.03	3.19	2.59	1.96
MDUR (yr)	16.36	3.85	3.07	2.52	1.92
First Prin Pay	Jul-04	Jul-04	Jul-04	Jul-04	Jul-04
Last Prin Pay	Apr-34	Apr-26	Jun-22	Jun-19	Feb-16

Class M-1 (To Call)

Margin	0.600%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	60	60	60	60
WAL (yr)	25.39	6.53	5.23	4.43	3.81
MDUR (yr)	20.49	6.15	4.99	4.27	3.70
First Prin Pay	Mar-25	Aug-07	Jul-07	Aug-07	Sep-07
Last Prin Pay	Aug-32	May-14	May-12	Nov-10	Jun-09

Class M-1 (To Maturity)

Margin	0.600%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	62	62	62	62
WAL (yr)	25.52	7.05	5.65	4.80	4.09
MDUR (yr)	20.57	6.59	5.36	4.59	3.95
First Prin Pay	Mar-25	Aug-07	Jul-07	Aug-07	Sep-07
Last Prin Pay	Oct-33	Jun-19	Jul-16	Jun-14	Mar-12

Class M-2 (To Call)

Margin	1.100%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	110	110	110	110
WAL (yr)	25.39	6.53	5.22	4.41	3.75
MDUR (yr)	19.27	6.03	4.90	4.19	3.60
First Prin Pay	Mar-25	Aug-07	Jul-07	Jul-07	Aug-07
Last Prin Pay	Aug-32	May-14	May-12	Nov-10	Jun-09

Class M-2 (To Maturity)

Margin	1.100%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	112	112	113	112
WAL (yr)	25.48	6.88	5.51	4.65	3.93
MDUR (yr)	19.32	6.31	5.14	4.40	3.76
First Prin Pay	Mar-25	Aug-07	Jul-07	Jul-07	Aug-07
Last Prin Pay	Jun-33	Dec-17	Apr-15	May-13	Apr-11

Class B (To Call)

Margin	2.150%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	215	215	215	215	215
WAL (yr)	25.25	6.26	5.00	4.22	3.56
MDUR (yr)	16.97	5.58	4.56	3.91	3.34
First Prin Pay	Mar-25	Aug-07	Jul-07	Jul-07	Jul-07
Last Prin Pay	Aug-32	May-14	May-12	Nov-10	Jun-09

Class B (To Maturity)

Margin	2.150%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	215	215	215	216	215
WAL (yr)	25.25	6.29	5.03	4.24	3.57
MDUR (yr)	16.97	5.61	4.58	3.93	3.36
First Prin Pay	Mar-25	Aug-07	Jul-07	Jul-07	Jul-07
Last Prin Pay	Dec-32	May-15	Feb-13	Aug-11	Dec-09

Class 2-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	442,975,000	4.88840	4.88840	46	137,221,384	8.22680	10.31000
2	431,717,991	4.78650	9.30000	47	133,929,111	8.60100	10.44000
3	420,730,029	4.78650	9.30000	48	130,717,512	8.95450	10.35000
4	410,004,695	4.94600	9.30000	49	127,589,397	9.25300	10.39000
5	399,497,081	4.78650	9.30000	50	124,535,884	8.95450	10.35000
6	389,234,523	4.94600	9.30000	51	121,555,198	8.95450	10.40000
7	379,216,620	4.78650	9.30000	52	118,645,605	9.25300	10.38000
8	369,432,310	4.78650	9.30000	53	115,805,415	8.95450	10.41000
9	359,878,740	5.29930	9.30000	54	113,032,975	9.31800	10.46000
10	350,558,862	4.78650	9.30000	55	110,327,446	9.01740	10.41000
11	341,449,962	4.94600	9.30000	56	107,686,449	9.01740	10.46000
12	332,558,248	4.78650	9.30000	57	105,108,446	9.98360	10.58000
13	323,873,179	4.94600	9.30000	58	102,591,938	9.05130	10.66000
14	315,395,272	4.78650	9.30000				
15	307,114,179	4.78650	9.30000				
16	299,027,910	4.94600	9.30000				
17	291,134,628	4.78650	9.30000				
18	283,424,258	4.94600	9.30000				
19	275,897,967	4.78650	9.30000				
20	268,545,854	4.78650	9.30000				
21	261,366,506	5.29930	9.29000				
22	254,364,895	4.78650	9.27000				
23	247,518,891	4.94600	9.31000				
24	240,836,456	4.96550	9.27000				
25	234,312,958	5.13100	9.28000				
26	227,949,615	4.96550	9.27000				
27	221,736,935	4.96550	9.29000				
28	215,672,877	5.13100	9.30000				
29	209,756,577	4.96550	9.30000				
30	203,978,792	5.19500	9.32000				
31	198,343,064	5.02740	9.30000				
32	192,829,657	5.02740	9.32000				
33	187,448,561	5.56610	9.37000				
34	182,206,389	5.02740	9.46000				
35	177,080,567	5.32100	10.19000				
36	172,085,830	7.64130	10.08000				
37	167,196,262	7.89600	10.12000				
38	166,647,263	7.64130	10.08000				
39	162,648,453	7.64230	10.13000				
40	158,745,252	7.89700	10.12000				
41	154,935,378	7.64230	10.16000				
42	151,216,607	8.50000	10.20000				
43	147,589,847	8.22580	10.16000				
44	144,049,759	8.22580	10.20000				
45	140,594,277	8.79410	10.22000				

Class M-1, M-2 and B Corridor Contract Agreement Schedule and Strike Rates							
Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	42,550,000	5.52400	5.52400	50	26,255,892	7.96840	10.43000
2	42,550,000	5.34580	9.66000	51	25,630,274	8.23400	10.46000
3	42,550,000	5.52500	9.66000	52	25,019,465	7.96840	10.45000
4	42,550,000	5.34770	9.66000	53	24,423,113	7.96840	10.46000
5	42,550,000	5.34870	9.67000	54	23,840,879	8.27500	10.49000
6	42,550,000	5.52700	9.67000	55	23,272,533	8.00710	10.46000
7	42,550,000	5.34970	9.67000	56	22,717,642	8.27400	10.49000
8	42,550,000	5.52800	9.67000	57	22,175,890	8.00710	10.55000
9	42,550,000	5.34970	9.67000	58	21,646,968	8.02840	10.55000
10	42,550,000	5.34970	9.67000	59	21,130,651	8.54400	10.58000
11	42,550,000	5.92290	9.67000	60	20,623,131	8.73770	10.58000
12	42,550,000	5.35060	9.67000	61	20,127,980	9.02900	10.58000
13	42,550,000	5.52900	9.67000	62	19,616,939	8.73680	10.58000
14	42,550,000	5.35060	9.67000	63	19,083,503	9.02800	10.58000
15	42,550,000	5.52900	9.67000	64	18,562,753	8.73580	10.58000
16	42,550,000	5.35060	9.67000	65	18,054,389	8.73680	10.58000
17	42,550,000	5.35060	9.67000	66	17,558,118	9.02800	10.58000
18	42,550,000	5.53000	9.67000	67	17,073,655	8.73580	10.58000
19	42,550,000	5.35160	9.67000	68	16,600,721	9.02700	10.58000
20	42,550,000	5.53000	9.67000	69	16,139,042	8.73480	10.58000
21	42,550,000	5.35160	9.66000	70	15,688,354	8.73480	10.58000
22	42,550,000	5.35160	9.65000	71	15,248,395	8.75000	10.58000
23	42,550,000	5.92500	9.67000	72	14,818,913	8.73390	10.58000
24	42,550,000	5.46480	9.66000	73	14,399,659	9.02400	10.58000
25	42,550,000	5.64800	9.66000	74	13,990,392	8.73290	10.58000
26	42,550,000	5.46580	9.66000	75	13,589,440	9.02300	10.58000
27	42,550,000	5.64800	9.67000	76	13,198,065	8.73190	10.58000
28	42,550,000	5.46580	9.67000	77	12,816,038	8.73100	10.58000
29	42,550,000	5.46580	9.67000	78	12,443,138	9.02100	10.58000
30	42,550,000	5.68800	9.68000	79	12,079,149	8.73000	10.58000
31	42,550,000	5.50550	9.67000	80	11,723,859	9.02000	10.58000
32	42,550,000	5.68900	9.68000	81	11,377,063	8.72900	10.58000
33	42,550,000	5.50550	9.70000	82	11,038,559	8.72810	10.58000
34	42,550,000	5.50550	9.75000	83	10,708,150	8.75000	10.58000
35	42,550,000	6.18000	10.36000	84	10,385,645	8.73970	10.58000
36	42,550,000	7.14770	10.31000	85	10,070,888	9.03000	10.58000
37	42,550,000	7.38600	10.32000	86	9,763,663	8.73870	10.58000
38	36,351,262	7.14770	10.31000	87	9,463,790	9.02900	10.58000
39	35,307,312	7.38600	10.33000	88	9,171,096	8.73770	10.58000
40	34,288,032	7.14770	10.33000	89	8,885,409	8.73680	10.58000
41	33,297,744	7.14770	10.34000	90	8,606,564	9.02800	10.58000
42	32,326,100	7.76400	10.36000	91	8,334,400	8.73680	10.58000
43	31,381,392	7.51350	10.34000	92	8,068,756	9.02700	10.58000
44	30,454,169	7.76400	10.36000	93	7,809,479	8.73580	10.58000
45	29,622,388	7.51350	10.37000	94	7,556,416	8.73480	10.58000
46	28,915,894	7.51350	10.42000	95	7,309,420	9.33720	10.58000
47	28,226,137	8.09590	10.48000	96	7,068,347	8.75030	10.58000
48	27,552,986	7.96940	10.43000				
49	26,896,674	8.23500	10.46000				

Class 2-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	5.03	5.03
2	4.10	8.61
3	4.13	8.65
4	4.30	8.66
5	4.20	8.71
6	4.37	8.72
7	4.26	8.77
8	4.28	8.80
9	4.77	8.77
10	4.33	8.85
11	4.50	8.86
12	4.38	8.89
13	4.55	8.90
14	4.42	8.93
15	4.44	8.95
16	4.60	8.96
17	4.47	8.99
18	4.64	8.99
19	4.50	9.02
20	4.52	9.03
21	5.02	9.01
22	4.54	9.03
23	4.71	9.07
24	4.69	9.05
25	4.86	9.07
26	4.71	9.07
27	4.72	9.10
28	4.89	9.12
29	4.74	9.13
30	4.96	9.16
31	4.96	9.30
32	4.96	9.32
33	5.49	9.37
34	4.96	9.46
35	5.24	10.19
36	6.82	10.08
37	7.04	10.12
38	6.82	10.08
39	6.82	10.13
40	7.04	10.12
41	6.82	10.16
42	7.30	10.20
43	7.07	10.16
44	7.07	10.20
45	7.56	10.22
46	7.07	10.31
47	7.34	10.44
48	7.31	10.35
49	7.55	10.39

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
50	7.31	10.35
51	7.31	10.40
52	7.55	10.38
53	7.31	10.41
54	7.67	10.46
55	7.42	10.41
56	7.42	10.46
57	8.22	10.58
58	7.44	10.66
59	8.28	10.33
60	8.11	10.19
61	8.38	10.53
62	8.11	10.19
63	8.11	10.19
64	8.38	10.53
65	8.13	10.19
66	8.48	10.53
67	8.21	10.19
68	8.21	10.19
69	9.09	11.28
70	8.21	10.19
71	8.50	10.53
72	8.26	10.19
73	8.54	10.53
74	8.26	10.19
75	8.26	10.19
76	8.54	10.53
77	8.28	10.19
78	8.61	10.53
79	8.33	10.19
80	8.33	10.19
81	9.22	11.28
82	8.33	10.19
83	8.63	10.53
84	8.40	10.21
85	8.68	10.55
86	8.40	10.21
87	8.40	10.21
88	8.68	10.55
89	8.41	10.21
90	8.75	10.55
91	8.47	10.21
92	8.47	10.21
93	9.05	10.91
94	8.47	10.21
95	8.78	10.55
96	N/A	10.23

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward rates, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward rates instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Class M-1, M-2 and B Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)	Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	5.73	5.73	50	6.94	10.43
2	4.66	8.97	51	6.94	10.19
3	4.69	8.83	52	7.17	10.72
4	4.88	9.20	53	6.94	10.46
5	4.76	9.08	54	7.24	10.49
6	4.95	9.09	55	7.01	10.46
7	4.82	9.14	56	7.01	10.22
8	4.84	8.99	57	7.76	11.41
9	5.39	9.71	58	7.02	10.55
10	4.89	9.21	59	7.62	10.94
11	5.08	8.83	60	7.44	10.58
12	4.94	9.26	61	7.68	10.58
13	5.12	9.27	62	7.44	10.58
14	4.98	9.30	63	7.44	10.29
15	5.00	9.14	64	7.68	10.87
16	5.18	9.50	65	7.45	10.58
17	5.03	9.35	66	7.75	10.58
18	5.22	9.36	67	7.50	10.58
19	5.06	9.38	68	7.50	10.29
20	5.08	9.22	69	8.30	11.52
21	5.64	9.95	70	7.50	10.58
22	5.10	9.40	71	7.76	10.86
23	5.29	9.03	72	7.53	10.58
24	5.20	9.44	73	7.78	10.58
25	5.39	9.44	74	7.53	10.58
26	5.23	9.46	75	7.53	10.29
27	5.24	9.30	76	7.78	10.87
28	5.42	9.66	77	7.54	10.58
29	5.25	9.50	78	7.82	10.58
30	5.47	9.51	79	7.57	10.58
31	5.45	9.66	80	7.57	10.29
32	5.45	9.49	81	8.38	11.52
33	6.03	10.28	82	7.57	10.58
34	5.45	9.74	83	7.83	10.85
35	5.70	9.94	84	7.61	10.58
36	6.63	10.32	85	7.86	10.58
37	6.85	10.33	86	7.61	10.58
38	6.63	10.31	87	7.61	10.29
39	6.63	10.09	88	7.86	10.87
40	6.85	10.57	89	7.62	10.58
41	6.63	10.34	90	7.91	10.58
42	7.01	10.36	91	7.65	10.58
43	6.79	10.34	92	7.65	10.29
44	6.79	10.11	93	8.18	11.18
45	7.25	10.89	94	7.65	10.58
46	6.79	10.42	95	7.92	10.27
47	7.03	10.21	96	N/A	10.58
48	6.94	10.43			
49	7.17	10.46			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward rates, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR, and 1-Year CMT forward rates instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

$269,157,589 (Group 1) Fixed Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		1,229	
Total Outstanding Balance		$269,157,589	
Average Loan Balance		$219,005	$13,226 to $1,638,939
Escrow Balance %		56.97%	
WA Mortgage Rate		6.808%	4.375% to 10.125%
Net WAC		6.529%	4.116% to 9.866%
WA Original Term (months)		355	180 to 360
WA Remaining Term (months)		344	6 to 360
WA Age (months)		10	0 to 129
WA LTV		78.08%	17.38% to 103.00%
WA FICO		693	552 to 815
WA DTI%		36.34%	6.98% to 93.60%
Secured by (% of pool)	First Lien	100.00%	
	Second Lien	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		43.37%	
Prepay Moves Exempted	Soft	42.81%	
	Hard	0.55%	
	No Prepay	56.63%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	22.89%	SFR	60.94%	REDUCE	37.92%	PUR	52.13%	OO	86.52%	0	56.63%
NY	12.84%	PUD	18.28%	NINA	29.20%	RCO	30.14%	INV	10.51%	12	11.81%
FL	11.06%	2-4U	14.06%	FULL/AL	17.98%	RNC	17.74%	2H	2.97%	24	2.77%
NJ	4.68%	CND	5.66%	NO RATI	7.51%					36	15.18%
TX	4.67%	CNDP	0.91%	PREFER	6.61%					60	13.60%

$269,157,589 (Group 1) Fixed Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15Yr Fixed	$4,252,528	40	1.58	$106,313	6.728	150.97	676	74.6
30/15 Fixed Balloon	$1,320,061	8	0.49	$165,008	7.411	175.81	665	75.8
20Yr Fixed	$2,941,590	15	1.09	$196,106	6.989	217.57	709	69.8
30Yr Fixed	$200,592,512	945	74.53	$212,267	6.885	347.35	690	77.9
30Yr Fixed - IO	$60,050,899	221	22.31	$271,724	6.533	356.17	706	79.3
	$269,157,589	**1,229**	**100.00**	**$219,005**	**6.808**	**343.95**	**693**	**78.1**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$1,925,139	50	0.72	$38,503	7.454	308.43	679	70.8
$50,000.01 - $100,000.00	$17,183,788	220	6.38	$78,108	6.987	334.80	681	79.0
$100,000.01 - $150,000.00	$32,357,372	257	12.02	$125,904	6.934	344.35	678	82.0
$150,000.01 - $200,000.00	$31,251,133	180	11.61	$173,617	6.864	342.48	683	81.2
$200,000.01 - $250,000.00	$30,264,865	134	11.24	$225,857	6.892	343.08	682	81.6
$250,000.01 - $300,000.00	$28,679,085	104	10.66	$275,760	6.685	347.18	694	80.8
$300,000.01 - $350,000.00	$23,168,298	71	8.61	$326,314	6.663	343.36	701	76.8
$350,000.01 - $400,000.00	$25,453,461	67	9.46	$379,902	6.832	347.18	702	76.9
$400,000.01 - $450,000.00	$20,413,197	48	7.58	$425,275	6.795	336.03	699	75.0
$450,000.01 - $500,000.00	$20,035,561	42	7.44	$477,037	6.885	339.02	708	72.8
$500,000.01 - $550,000.00	$6,826,243	13	2.54	$525,096	6.777	352.12	697	75.7
$550,000.01 - $600,000.00	$6,892,107	12	2.56	$574,342	6.652	352.53	703	75.6
$600,000.01 - $650,000.00	$10,176,867	16	3.78	$636,054	6.679	355.15	700	74.7
$650,000.01 - $700,000.00	$700,000	1	0.26	$700,000	6.500	359.00	736	65.4
$700,000.01 - $750,000.00	$1,435,722	2	0.53	$717,861	6.686	352.50	718	62.7
$750,000.01 - $1,000,000.00	$7,201,275	8	2.68	$900,159	6.394	354.45	738	74.6
$1,000,000.01 - $1,500,000.0	$3,554,538	3	1.32	$1,184,846	6.445	355.44	681	60.5
$1,500,000.01 - $2,000,000.0	$1,638,939	1	0.61	$1,638,939	6.500	354.00	771	80.0
	$269,157,589	**1,229**	**100.00**	**$219,005**	**6.808**	**343.95**	**693**	**78.1**

$269,157,589 (Group 1) Fixed Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$1,731,871	45	0.64	$38,486	7.452	323.64	679	70.4
$50,000.01 - $100,000.00	$17,178,916	222	6.38	$77,383	6.990	334.95	680	79.0
$100,000.01 - $150,000.00	$31,673,209	252	11.77	$125,687	6.919	347.92	679	82.2
$150,000.01 - $200,000.00	$30,145,290	175	11.20	$172,259	6.868	349.23	682	81.4
$200,000.01 - $250,000.00	$29,222,063	131	10.86	$223,069	6.888	346.20	680	81.9
$250,000.01 - $300,000.00	$30,349,472	112	11.28	$270,977	6.691	339.69	695	80.4
$300,000.01 - $350,000.00	$22,518,416	73	8.37	$308,471	6.688	341.68	696	77.6
$350,000.01 - $400,000.00	$25,987,011	69	9.65	$376,623	6.809	345.53	701	76.5
$400,000.01 - $450,000.00	$19,395,661	46	7.21	$421,645	6.805	338.74	700	74.6
$450,000.01 - $500,000.00	$19,618,959	42	7.29	$467,118	6.857	337.49	708	73.1
$500,000.01 - $550,000.00	$7,786,924	15	2.89	$519,128	6.848	351.94	696	76.2
$550,000.01 - $600,000.00	$8,842,456	16	3.29	$552,653	6.753	329.80	711	73.7
$600,000.01 - $650,000.00	$10,176,867	16	3.78	$636,054	6.679	355.15	700	74.7
$650,000.01 - $700,000.00	$700,000	1	0.26	$700,000	6.500	359.00	736	65.4
$700,000.01 - $750,000.00	$710,722	1	0.26	$710,722	6.875	353.00	667	55.0
$750,000.01 - $800,000.00	$757,400	1	0.28	$757,400	6.125	359.00	716	80.0
$800,000.01 - $850,000.00	$1,545,370	2	0.57	$772,685	6.301	349.88	740	74.4
$850,000.01 - $900,000.00	$1,794,263	2	0.67	$897,132	6.811	355.51	713	77.5
$900,000.01 - $950,000.00	$1,861,242	2	0.69	$930,621	6.376	357.01	728	73.2
$950,000.01 - $1,000,000.00	$1,968,000	2	0.73	$984,000	6.248	351.98	786	69.7
$1,000,000.01 - $1,050,000.0	$1,045,317	1	0.39	$1,045,317	6.625	355.00	725	43.8
$1,200,000.01 - $1,250,000.0	$1,209,221	1	0.45	$1,209,221	6.500	352.00	639	70.0
$1,250,000.01 - $1,300,000.0	$1,300,000	1	0.48	$1,300,000	6.250	359.00	684	65.0
$1,600,000.01 - $1,650,000.0	$1,638,939	1	0.61	$1,638,939	6.500	354.00	771	80.0
	$269,157,589	**1,229**	**100.00**	**$219,005**	**6.808**	**343.95**	**693**	**78.1**

$269,157,589 (Group 1) Fixed Rate Mortgage Loans

State								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$1,666,433	9	0.62	$185,159	6.864	349.64	681	85.5
AR	$461,428	4	0.17	$115,357	6.229	358.03	713	88.6
AZ	$9,887,586	41	3.67	$241,161	6.487	351.66	709	80.4
CA	$61,606,439	174	22.89	$354,060	6.465	340.45	718	71.7
CO	$7,369,973	28	2.74	$263,213	6.590	337.15	681	74.0
CT	$5,585,874	27	2.08	$206,884	6.745	351.21	690	81.8
DC	$149,777	1	0.06	$149,777	7.500	358.00	670	57.3
DE	$332,875	1	0.12	$332,875	7.000	357.00	628	79.5
FL	$29,765,607	198	11.06	$150,331	6.874	350.48	682	82.2
GA	$10,690,849	60	3.97	$178,181	6.928	338.89	682	80.6
HI	$568,562	2	0.21	$284,281	7.388	267.62	646	79.1
IA	$169,764	2	0.06	$84,882	7.149	358.56	627	81.8
ID	$581,000	2	0.22	$290,500	6.500	355.00	732	76.2
IL	$9,202,523	52	3.42	$176,972	7.384	325.20	680	85.0
IN	$1,577,686	13	0.59	$121,360	7.009	335.17	704	75.3
KS	$76,619	2	0.03	$38,310	8.144	302.61	588	75.2
KY	$978,256	6	0.36	$163,043	7.143	341.17	702	86.6
LA	$490,674	6	0.18	$81,779	6.902	337.32	719	88.9
MA	$11,351,478	41	4.22	$276,865	6.680	349.20	690	76.0
MD	$3,336,755	18	1.24	$185,375	7.056	331.93	677	76.0
ME	$364,145	2	0.14	$182,072	6.273	357.35	708	79.3
MI	$4,182,368	31	1.55	$134,915	7.200	340.54	666	82.7
MN	$2,384,426	13	0.89	$183,417	6.879	357.69	700	87.6
MO	$456,447	5	0.17	$91,289	6.766	358.02	689	88.5
MS	$737,327	5	0.27	$147,465	7.386	358.36	653	93.1
NC	$5,616,524	34	2.09	$165,192	7.161	350.54	677	79.5
NH	$1,175,443	7	0.44	$167,920	6.683	357.31	684	77.7
NJ	$12,583,351	46	4.68	$273,551	7.185	352.47	690	82.8
NM	$2,450,138	9	0.91	$272,238	6.620	336.92	718	76.0
NV	$6,478,439	30	2.41	$215,948	6.863	357.06	679	85.2
NY	$34,558,007	110	12.84	$314,164	6.953	346.12	695	77.3
OH	$1,396,546	15	0.52	$93,103	7.011	343.51	669	79.5
OK	$463,677	6	0.17	$77,279	7.200	291.99	667	87.9
OR	$2,386,995	12	0.89	$198,916	6.714	335.93	661	79.0
PA	$3,995,936	28	1.48	$142,712	6.579	340.57	699	79.0
RI	$1,702,978	10	0.63	$170,298	7.356	356.11	657	77.4
SC	$2,922,501	21	1.09	$139,167	7.387	351.19	680	84.2
TN	$3,183,426	22	1.18	$144,701	7.079	327.14	686	81.8
TX	$12,568,390	71	4.67	$177,020	6.977	335.79	671	77.2
UT	$1,185,834	6	0.44	$197,639	7.150	341.37	657	82.0
VA	$8,935,681	38	3.32	$235,150	6.604	346.18	696	76.8
VT	$191,465	1	0.07	$191,465	7.750	359.00	620	80.0
WA	$2,233,723	14	0.83	$159,552	6.741	343.29	673	80.5
WI	$828,335	3	0.31	$276,112	7.122	355.00	674	84.7
WV	$325,327	3	0.12	$108,442	6.754	338.91	676	67.7
	$269,157,589	**1,229**	**100.00**	**$219,005**	**6.808**	**343.95**	**693**	**78.1**

$269,157,589 (Group 1) Fixed Rate Mortgage Loans

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 50.00	$12,251,674	64	4.55	$191,432	6.293	347.22	710	41.6
50.01 - 55.00	$8,044,915	31	2.99	$259,513	6.431	344.00	701	53.2
55.01 - 60.00	$10,538,385	39	3.92	$270,215	6.439	342.91	693	58.1
60.01 - 65.00	$10,462,504	41	3.89	$255,183	6.555	333.91	703	63.2
65.01 - 70.00	$19,334,556	75	7.18	$257,794	6.426	327.04	708	69.0
70.01 - 75.00	$26,459,123	108	9.83	$244,992	6.823	333.27	692	73.7
75.01 - 80.00	$98,455,532	406	36.58	$242,501	6.708	343.34	699	79.3
80.01 - 85.00	$7,404,035	43	2.75	$172,187	6.824	346.86	684	84.4
85.01 - 90.00	$28,615,703	147	10.63	$194,665	7.131	348.63	681	89.6
90.01 - 95.00	$46,328,194	264	17.21	$175,486	7.300	356.77	677	94.9
95.01 - 100.00	$1,013,913	9	0.38	$112,657	7.358	342.83	717	98.7
100.01 - 105.00	$249,056	2	0.09	$124,528	6.685	333.84	718	102.7
	$269,157,589	**1,229**	**100.00**	**$219,005**	**6.808**	**343.95**	**693**	**78.1**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.000 - 4.499	$1,161,407	5	0.43	$232,281	4.375	358.00	789	53.4
4.500 - 4.999	$7,385,474	34	2.74	$217,220	4.809	358.04	741	60.9
5.000 - 5.499	$762,800	4	0.28	$190,700	5.141	358.33	714	62.6
5.500 - 5.999	$8,032,674	30	2.98	$267,756	5.730	356.58	713	77.0
6.000 - 6.499	$55,313,347	210	20.55	$263,397	6.248	353.39	703	74.5
6.500 - 6.999	$92,510,477	407	34.37	$227,298	6.657	343.03	701	76.9
7.000 - 7.499	$54,711,108	263	20.33	$208,027	7.191	341.45	685	81.1
7.500 - 7.999	$36,142,008	194	13.43	$186,299	7.657	332.76	664	82.8
8.000 - 8.499	$8,879,807	54	3.30	$164,441	8.174	334.99	668	89.0
8.500 - 8.999	$3,432,198	21	1.28	$163,438	8.619	334.80	670	88.0
9.000 - 9.499	$48,714	1	0.02	$48,714	9.375	188.00	565	80.0
9.500 - 9.999	$646,572	5	0.24	$129,314	9.626	332.14	672	96.1
10.000 - 10.499	$131,004	1	0.05	$131,004	10.125	328.00	580	90.0
	$269,157,589	**1,229**	**100.00**	**$219,005**	**6.808**	**343.95**	**693**	**78.1**

$269,157,589 (Group 1) Fixed Rate Mortgage Loans

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$164,034,460	766	60.94	$214,144	6.780	341.81	691	77.2
PUD	$49,205,432	207	18.28	$237,707	6.769	342.75	696	79.8
2-4U	$37,848,551	150	14.06	$252,324	7.042	351.97	697	77.9
CND	$15,232,142	89	5.66	$171,148	6.602	350.34	697	81.0
CNDP	$2,451,663	13	0.91	$188,589	6.970	351.61	687	84.1
MNF	$226,598	2	0.08	$113,299	7.207	333.51	716	84.8
COOP	$158,742	2	0.06	$79,371	8.190	299.95	708	70.1
	$269,157,589	**1,229**	**100.00**	**$219,005**	**6.808**	**343.95**	**693**	**78.1**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$140,302,115	648	52.13	$216,516	6.958	350.20	699	84.2
RCO	$81,114,685	381	30.14	$212,899	6.753	342.10	678	71.7
RNC	$47,740,789	200	17.74	$238,704	6.459	328.74	704	70.8
	$269,157,589	**1,229**	**100.00**	**$219,005**	**6.808**	**343.95**	**693**	**78.1**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$232,871,613	1,002	86.52	$232,407	6.787	343.64	692	78.4
INV	$28,287,194	191	10.51	$148,100	7.031	344.20	700	75.9
2H	$7,998,782	36	2.97	$222,188	6.622	352.19	706	75.6
	$269,157,589	**1,229**	**100.00**	**$219,005**	**6.808**	**343.95**	**693**	**78.1**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$1,607,391	14	0.60	$114,814	6.937	95.40	708	72.4
121 - 180	$5,435,435	45	2.02	$120,787	6.963	172.02	688	75.5
181 - 240	$5,884,251	21	2.19	$280,202	7.251	228.67	718	66.6
241 - 300	$9,134,474	56	3.39	$163,116	7.533	287.85	659	79.7
301 - 360	$247,096,038	1,093	91.80	$226,071	6.766	354.17	694	78.4
	$269,157,589	**1,229**	**100.00**	**$219,005**	**6.808**	**343.95**	**693**	**78.1**

$269,157,589 (Group 1) Fixed Rate Mortgage Loans

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$102,066,672	440	37.92	$231,970	6.629	346.00	695	75.7
NINA	$78,604,737	417	29.20	$188,501	7.185	353.99	678	83.4
FULL/ALT	$48,396,413	222	17.98	$218,002	6.666	324.73	697	77.0
NO RATIO	$20,226,351	100	7.51	$202,264	6.878	341.03	690	75.3
PREFERRED	$17,790,705	40	6.61	$444,768	6.474	351.63	747	75.4
FULL-DU	$930,591	4	0.35	$232,648	6.436	330.71	637	73.0
STREAMLINE	$749,159	3	0.28	$249,720	6.967	194.44	720	66.5
CLUES-EASY DOC	$392,962	3	0.15	$130,987	7.193	291.06	762	56.7
	$269,157,589	**1,229**	**100.00**	**$219,005**	**6.808**	**343.95**	**693**	**78.1**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$757,075	3	0.28	$252,358	6.343	327.07		55.1
801 - 820	$1,642,347	7	0.61	$234,621	6.440	278.26	804	74.6
781 - 800	$12,414,472	43	4.61	$288,709	6.445	341.93	789	70.0
761 - 780	$22,418,622	74	8.33	$302,954	6.534	345.52	770	75.5
741 - 760	$22,021,071	89	8.18	$247,428	6.522	337.04	752	77.2
721 - 740	$26,639,679	112	9.90	$237,854	6.595	341.77	730	76.2
701 - 720	$26,849,855	125	9.98	$214,799	6.632	347.89	710	78.5
681 - 700	$38,992,640	170	14.49	$229,368	6.767	344.01	690	76.4
661 - 680	$36,148,437	184	13.43	$196,459	6.943	348.91	670	80.0
641 - 660	$33,855,758	179	12.58	$189,138	7.068	350.79	650	83.3
621 - 640	$36,618,028	173	13.60	$211,665	7.084	348.24	630	80.6
601 - 620	$5,635,554	35	2.09	$161,016	7.111	317.96	613	76.7
581 - 600	$2,826,506	19	1.05	$148,763	7.669	304.68	589	75.5
561 - 580	$2,166,481	14	0.80	$154,749	7.570	303.14	577	69.5
541 - 560	$171,064	2	0.06	$85,532	8.235	290.90	555	87.5
	$269,157,589	**1,229**	**100.00**	**$219,005**	**6.808**	**343.95**	**693**	**78.1**

$269,157,589 (Group 1) Fixed Rate Mortgage Loans

Collateral Grouped Prepayment Penalty Months								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$152,429,533	611	56.63	$249,476	6.888	336.90	698	77.4
12	$31,792,390	138	11.81	$230,380	7.062	351.34	686	80.8
24	$7,469,097	42	2.77	$177,836	7.061	353.54	670	83.5
36	$40,861,757	228	15.18	$179,218	6.661	354.24	687	76.5
60	$36,604,812	210	13.60	$174,309	6.365	353.47	692	79.3
16	**$269,157,589**	**1,229**	**100.00**	**$219,005**	**6.808**	**343.95**	**693**	**78.1**

80% LTV/PMI Analysis (Excludes 764 80% or less LTV Mortgages)								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, no MI	$1,676,600	14	2.01	$119,757	7.136	351.86	724	92.7
> 80% LTV, with MI	$81,934,300	451	97.99	$181,673	7.200	352.89	679	92.2
	$83,610,900	**465**	**100.00**	**$179,808**	**7.199**	**352.87**	**680**	**92.2**

Range of DTI%								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.01 - 10.00	$1,330,720	5	0.49	$266,144	6.798	328.70	735	76.5
10.01 - 15.00	$2,623,392	20	0.97	$131,170	6.322	315.72	714	68.0
15.01 - 20.00	$7,175,018	28	2.67	$256,251	6.445	342.83	700	69.9
20.01 - 25.00	$9,304,856	45	3.46	$206,775	6.423	333.41	728	67.8
25.01 - 30.00	$19,461,885	88	7.23	$221,158	6.405	344.69	703	75.7
30.01 - 35.00	$26,054,108	105	9.68	$248,134	6.520	346.79	697	72.7
35.01 - 40.00	$37,594,987	152	13.97	$247,335	6.621	343.30	700	77.9
40.01 - 45.00	$23,710,184	111	8.81	$213,605	6.707	348.45	683	82.3
45.01 - 50.00	$21,395,480	78	7.95	$274,301	6.603	348.77	714	79.9
50.01 - 55.00	$5,544,601	21	2.06	$264,029	6.615	345.62	716	75.8
> 55.00	$4,273,236	18	1.59	$237,402	6.727	309.64	682	70.9
Unknown	$110,689,122	558	41.12	$198,368	7.151	344.53	682	80.6
36.34	**$269,157,589**	**1,229**	**100.00**	**$219,005**	**6.808**	**343.95**	**693**	**78.1**

$472,252,941 (Group 2) Adjustable Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

			Range
Total Number of Loans		2,031	
Total Outstanding Balance		$472,252,941	
Average Loan Balance		$232,522	$18,900 to $1,450,000
WA Mortgage Rate		5.330%	3.375% to 8.000%
WA Mortgage Rate Net LPMI		5.330%	3.375% to 8.000%
Net WAC		4.946%	2.991% to 7.616%
ARM Characteristics			
WA Gross Margin		2.883%	2.125% to 8.125%
WA Months to First Roll		39	5 to 119
WA First Periodic Cap		3.802%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.196%	1.000% to 2.000%
WA Lifetime Cap		10.964%	8.375% to 14.625%
WA Lifetime Floor		2.918%	2.125% to 8.125%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		359	347 to 360
WA Age (months)		1	0 to 13
WA LTV		78.17%	16.16% to 95.00%
WA FICO		696	
WA DTI%		35.90%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		26.67%	
Prepay Moves Exempted	Soft	11.67%	
	Hard	14.01%	
	No Prepay	73.33%	
	Unknown	1.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	39.68%	SFR	59.74%	REDUCE	50.30%	PUR	61.56%	OO	74.96%	0	73.33%
GA	8.47%	PUD	22.46%	FULL/AL	35.27%	RCO	22.33%	INV	22.29%	6	0.02%
FL	6.72%	2-4U	9.24%	NINA	7.23%	RNC	16.11%	2H	2.75%	12	0.97%
MA	3.89%	CND	7.57%	SISA	4.56%					24	2.67%
CO	3.74%	CNDP	0.98%	NO RATI	2.63%					36	21.57%
										60	1.44%

$472,252,941 (Group 2) Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$331,083	1	0.07	$331,083	4.750	359.00	735	65.0
2/28 LIB6M - IO	$12,495,240	60	2.65	$208,254	6.092	358.82	685	81.3
2/28 LIB6M	$17,465,272	96	3.70	$181,930	5.860	358.90	658	80.2
3/27 LIB6M - IO	$204,725,649	808	43.35	$253,373	5.256	358.56	698	78.3
3/1 LIB12M - IO	$32,415,212	125	6.86	$259,322	5.167	358.82	717	79.4
3/1 CMT1Y - IO	$27,419,887	101	5.81	$271,484	5.360	358.91	691	77.8
3/1 LIB12M	$9,931,460	45	2.10	$220,699	4.926	358.42	705	78.8
3/1 CMT1Y	$14,615,339	48	3.09	$304,486	5.090	358.20	701	75.6
3/27 LIB6M	$60,673,933	368	12.85	$164,875	5.364	358.98	669	78.4
5/1 LIB12M	$3,461,581	11	0.73	$314,689	5.534	357.37	716	73.0
5/25 LIB6M - IO	$80,356,977	333	17.02	$241,312	5.398	358.48	711	77.8
5/25 LIB6M	$3,752,871	17	0.79	$220,757	5.456	358.10	706	73.8
5/1 LIB12M - IO	$420,000	4	0.09	$105,000	6.125	359.00	699	70.0
7/23 LIB6M - IO	$1,458,300	7	0.31	$208,329	5.310	358.46	745	77.0
7/23 LIB6M	$1,998,537	4	0.42	$499,634	4.889	359.00	761	57.2
10/20 LIB6M - IO	$731,600	3	0.15	$243,867	5.676	359.00	715	80.0
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$716,544	17	0.15	$42,150	5.977	358.62	692	73.2
$50,000.01 - $100,000.00	$22,757,418	275	4.82	$82,754	5.654	358.83	688	79.1
$100,000.01 - $150,000.00	$59,012,506	476	12.50	$123,976	5.406	358.76	695	79.4
$150,000.01 - $200,000.00	$62,216,425	355	13.17	$175,258	5.322	358.68	695	79.7
$200,000.01 - $250,000.00	$56,448,720	251	11.95	$224,895	5.372	358.69	697	78.8
$250,000.01 - $300,000.00	$46,487,220	168	9.84	$276,710	5.313	358.69	697	79.1
$300,000.01 - $350,000.00	$40,095,406	123	8.49	$325,979	5.251	358.61	698	78.6
$350,000.01 - $400,000.00	$41,033,081	109	8.69	$376,450	5.336	358.55	694	78.1
$400,000.01 - $450,000.00	$24,271,083	57	5.14	$425,808	5.188	358.56	705	79.3
$450,000.01 - $500,000.00	$30,251,986	63	6.41	$480,190	5.439	358.48	701	77.6
$500,000.01 - $550,000.00	$20,510,390	39	4.34	$525,907	5.328	358.49	693	79.3
$550,000.01 - $600,000.00	$15,523,936	27	3.29	$574,961	5.058	358.55	694	76.7
$600,000.01 - $650,000.00	$21,028,142	33	4.45	$637,216	5.118	358.57	693	77.2
$650,000.01 - $700,000.00	$8,844,523	13	1.87	$680,348	5.388	358.69	704	79.6
$700,000.01 - $750,000.00	$3,686,829	5	0.78	$737,366	5.253	357.79	749	73.5
$750,000.01 - $1,000,000.00	$14,385,013	16	3.05	$899,063	5.222	358.66	690	66.2
$1,000,000.01 - $1,500,000.0	$4,983,719	4	1.06	$1,245,930	5.248	358.29	699	60.6
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

$472,252,941 (Group 2) Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$716,544	17	0.15	$42,150	5.977	358.62	692	73.2
$50,000.01 - $100,000.00	$22,757,418	275	4.82	$82,754	5.654	358.83	688	79.1
$100,000.01 - $150,000.00	$59,012,506	476	12.50	$123,976	5.406	358.76	695	79.4
$150,000.01 - $200,000.00	$62,216,425	355	13.17	$175,258	5.322	358.68	695	79.7
$200,000.01 - $250,000.00	$56,198,987	250	11.90	$224,796	5.376	358.70	696	78.9
$250,000.01 - $300,000.00	$46,736,953	169	9.90	$276,550	5.308	358.68	698	79.0
$300,000.01 - $350,000.00	$40,095,406	123	8.49	$325,979	5.251	358.61	698	78.6
$350,000.01 - $400,000.00	$41,033,081	109	8.69	$376,450	5.336	358.55	694	78.1
$400,000.01 - $450,000.00	$24,271,083	57	5.14	$425,808	5.188	358.56	705	79.3
$450,000.01 - $500,000.00	$30,251,986	63	6.41	$480,190	5.439	358.48	701	77.6
$500,000.01 - $550,000.00	$20,510,390	39	4.34	$525,907	5.328	358.49	693	79.3
$550,000.01 - $600,000.00	$15,523,936	27	3.29	$574,961	5.058	358.55	694	76.7
$600,000.01 - $650,000.00	$21,028,142	33	4.45	$637,216	5.118	358.57	693	77.2
$650,000.01 - $700,000.00	$8,844,523	13	1.87	$680,348	5.388	358.69	704	79.6
$700,000.01 - $750,000.00	$3,686,829	5	0.78	$737,366	5.253	357.79	749	73.5
$750,000.01 - $800,000.00	$3,162,000	4	0.67	$790,500	4.929	359.00	684	76.4
$800,000.01 - $850,000.00	$815,000	1	0.17	$815,000	5.625	359.00	682	77.6
$850,000.01 - $900,000.00	$875,000	1	0.19	$875,000	6.500	359.00	646	70.0
$900,000.01 - $950,000.00	$3,671,250	4	0.78	$917,813	5.374	358.49	688	60.9
$950,000.01 - $1,000,000.00	$5,861,763	6	1.24	$976,961	5.039	358.50	703	61.8
$1,050,000.01 - $1,100,000.0	$1,058,000	1	0.22	$1,058,000	4.875	358.00	683	58.0
$1,200,000.01 - $1,250,000.0	$1,219,719	1	0.26	$1,219,719	5.625	358.00	652	55.5
$1,250,000.01 - $1,300,000.0	$1,256,000	1	0.27	$1,256,000	5.625	358.00	775	80.0
$1,400,000.01 - $1,450,000.0	$1,450,000	1	0.31	$1,450,000	4.875	359.00	686	50.0
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

$472,252,941 (Group 2) Adjustable Rate Mortgage Loans

State								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$2,385,945	16	0.51	$149,122	5.811	358.86	700	78.1
AZ	$15,754,882	96	3.34	$164,113	5.415	358.68	706	81.0
CA	$187,403,521	543	39.68	$345,126	5.228	358.61	701	77.1
CO	$17,646,735	85	3.74	$207,609	5.414	358.58	696	77.9
CT	$5,284,580	16	1.12	$330,286	5.290	357.98	685	76.0
DC	$1,999,098	8	0.42	$249,887	5.612	358.49	701	73.7
DE	$305,206	3	0.06	$101,735	5.330	358.70	667	80.0
FL	$31,718,241	158	6.72	$200,748	5.409	358.73	705	78.3
GA	$39,986,765	238	8.47	$168,012	5.143	358.70	699	79.8
IA	$613,543	7	0.13	$87,649	5.686	358.82	640	80.0
ID	$900,842	7	0.19	$128,692	5.546	358.69	711	79.4
IL	$8,376,434	37	1.77	$226,390	5.653	358.74	695	78.6
IN	$1,262,032	9	0.27	$140,226	5.357	359.43	671	80.2
KS	$486,440	5	0.10	$97,288	5.595	358.59	674	80.0
KY	$1,624,436	11	0.34	$147,676	5.183	359.18	696	79.4
LA	$1,921,744	9	0.41	$213,527	4.816	358.68	689	75.1
MA	$18,370,375	55	3.89	$334,007	5.479	358.08	681	75.1
MD	$7,934,152	38	1.68	$208,793	5.477	358.86	675	80.3
ME	$160,592	1	0.03	$160,592	6.875	357.00	660	87.0
MI	$5,406,835	28	1.14	$193,101	5.445	358.86	671	82.2
MN	$8,539,764	44	1.81	$194,086	5.407	359.02	674	80.6
MO	$1,297,810	14	0.27	$92,701	5.842	359.22	658	80.3
MS	$704,062	5	0.15	$140,812	5.285	359.11	671	82.3
MT	$413,511	3	0.09	$137,837	5.498	359.00	685	79.2
NC	$10,620,413	65	2.25	$163,391	5.280	358.19	696	78.9
NE	$500,636	4	0.11	$125,159	5.506	359.00	648	83.6
NH	$1,661,217	8	0.35	$207,652	5.498	358.23	710	73.9
NJ	$8,461,690	30	1.79	$282,056	5.271	358.58	698	78.0
NM	$414,127	4	0.09	$103,532	5.710	358.55	692	82.6
NV	$12,213,880	52	2.59	$234,882	5.254	358.75	705	80.1
NY	$7,662,932	24	1.62	$319,289	5.624	358.38	705	75.1
OH	$10,633,501	79	2.25	$134,601	5.320	358.75	681	81.9
OK	$50,749	1	0.01	$50,749	5.000	358.00	756	75.2
OR	$10,062,625	58	2.13	$173,494	5.356	358.83	697	80.2
PA	$4,577,912	23	0.97	$199,040	5.653	358.78	685	78.6
RI	$1,293,284	7	0.27	$184,755	6.215	358.82	679	82.9
SC	$5,179,045	31	1.10	$167,066	5.485	358.44	696	80.2
TN	$6,490,830	31	1.37	$209,382	5.550	358.84	671	73.5
TX	$6,891,325	51	1.46	$135,124	5.715	358.60	700	77.5
UT	$944,890	8	0.20	$118,111	5.237	358.72	683	76.7
VA	$10,093,857	46	2.14	$219,432	5.500	358.74	689	80.3
WA	$12,428,903	60	2.63	$207,148	5.371	358.86	703	80.2
WI	$891,008	9	0.19	$99,001	5.594	359.52	654	82.1
WV	$413,834	2	0.09	$206,917	6.172	359.15	644	79.1
WY	$268,739	2	0.06	$134,369	6.376	359.23	735	80.0
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

$472,252,941 (Group 2) Adjustable Rate Mortgage Loans

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 50.00	$8,771,138	27	1.86	$324,857	5.028	358.46	685	40.3
50.01 - 55.00	$1,995,414	7	0.42	$285,059	5.109	358.94	689	53.4
55.01 - 60.00	$7,602,512	21	1.61	$362,024	5.329	358.18	686	57.5
60.01 - 65.00	$9,793,191	36	2.07	$272,033	5.150	358.75	686	62.9
65.01 - 70.00	$23,759,681	76	5.03	$312,627	5.188	358.63	690	68.7
70.01 - 75.00	$32,395,870	131	6.86	$247,297	5.282	358.46	701	73.8
75.01 - 80.00	$345,493,582	1,539	73.16	$224,492	5.333	358.67	698	79.7
80.01 - 85.00	$8,752,288	33	1.85	$265,221	5.377	358.69	685	84.1
85.01 - 90.00	$19,494,679	90	4.13	$216,608	5.700	358.53	693	89.6
90.01 - 95.00	$14,194,587	71	3.01	$199,924	5.395	358.55	696	94.6
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.000 - 3.499	$605,253	2	0.13	$302,626	3.375	358.36	707	89.0
3.500 - 3.999	$4,249,779	13	0.90	$326,906	3.708	357.48	723	75.0
4.000 - 4.499	$24,413,539	87	5.17	$280,615	4.275	358.49	703	75.6
4.500 - 4.999	$112,007,348	436	23.72	$256,898	4.727	358.68	704	77.2
5.000 - 5.499	$129,216,225	559	27.36	$231,156	5.206	358.73	698	78.1
5.500 - 5.999	$133,040,173	596	28.17	$223,222	5.692	358.64	689	78.5
6.000 - 6.499	$47,440,354	225	10.05	$210,846	6.136	358.45	694	79.9
6.500 - 6.999	$16,916,807	92	3.58	$183,878	6.626	358.66	695	80.7
7.000 - 7.499	$2,564,587	12	0.54	$213,716	7.202	359.22	643	82.0
7.500 - 7.999	$1,720,316	8	0.36	$215,040	7.602	357.21	620	79.0
8.000 - 8.499	$78,560	1	0.02	$78,560	8.000	359.00	687	80.0
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$282,132,732	1,260	59.74	$223,915	5.323	358.67	691	78.0
PUD	$106,073,883	441	22.46	$240,530	5.242	358.61	699	78.6
2-4U	$43,659,266	145	9.24	$301,098	5.541	358.48	715	78.1
CND	$35,772,301	171	7.57	$209,195	5.374	358.64	706	78.5
CNDP	$4,614,759	14	0.98	$329,626	5.429	358.57	722	78.0
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

$472,252,941 (Group 2) Adjustable Rate Mortgage Loans

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$290,739,416	1,304	61.56	$222,960	5.363	358.67	703	80.0
RCO	$105,452,127	393	22.33	$268,326	5.367	358.54	683	74.5
RNC	$76,061,398	334	16.11	$227,729	5.152	358.62	689	76.2
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$354,000,950	1,458	74.96	$242,799	5.262	358.69	688	78.1
INV	$105,287,499	521	22.29	$202,087	5.532	358.48	721	78.3
2H	$12,964,492	52	2.75	$249,317	5.525	358.29	715	79.4
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
301 - 360	$472,252,941	2,031	100.00	$232,522	5.330	358.63	696	78.2
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

Collateral Grouped By Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$237,526,863	872	50.30	$272,393	5.372	358.55	697	77.6
FULL/ALT	$166,584,073	857	35.27	$194,380	5.159	358.75	694	78.9
NINA	$34,150,860	142	7.23	$240,499	5.597	358.55	705	78.2
SISA	$21,548,993	116	4.56	$185,767	5.740	358.79	687	79.6
NO RATIO	$12,442,152	44	2.63	$282,776	5.368	358.74	706	75.8
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

$472,252,941 (Group 2) Adjustable Rate Mortgage Loans

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$1,174,278	3	0.25	$391,426	6.129	356.27		66.4
801 - 820	$5,216,350	24	1.10	$217,348	5.210	358.67	806	78.5
781 - 800	$11,026,097	53	2.33	$208,040	5.117	358.75	788	77.7
761 - 780	$32,130,081	122	6.80	$263,361	5.168	358.63	770	77.3
741 - 760	$46,017,223	192	9.74	$239,673	5.221	358.58	750	79.0
721 - 740	$48,364,588	204	10.24	$237,081	5.292	358.57	731	79.6
701 - 720	$60,767,053	266	12.87	$228,448	5.333	358.56	709	79.1
681 - 700	$80,009,058	335	16.94	$238,833	5.282	358.64	690	77.3
661 - 680	$71,029,714	311	15.04	$228,391	5.355	358.71	670	77.6
641 - 660	$75,484,480	313	15.98	$241,164	5.419	358.63	651	78.3
621 - 640	$30,020,717	134	6.36	$224,035	5.433	358.78	631	77.0
601 - 620	$8,723,066	66	1.85	$132,168	5.615	359.09	612	80.0
581 - 600	$783,914	4	0.17	$195,979	6.270	358.84	592	79.2
561 - 580	$922,000	2	0.20	$461,000	6.860	359.68	569	86.5
521 - 540	$584,322	2	0.12	$292,161	7.625	353.46	528	60.1
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

$472,252,941 (Group 2) Adjustable Rate Mortgage Loans

Collateral Grouped Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$346,303,765	1,313	73.33	$263,750	5.297	358.55	702	77.9
6	$91,898	1	0.02	$91,898	5.500	358.00	684	78.1
12	$4,588,100	21	0.97	$218,481	5.628	358.84	668	80.1
24	$12,615,901	65	2.67	$194,091	5.671	358.93	659	77.6
36	$101,861,935	599	21.57	$170,053	5.411	358.85	682	79.1
60	$6,791,342	32	1.44	$212,229	4.941	358.99	729	78.9
9	**$472,252,941**	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

80% LTV/PMI Analysis (Excludes 1837 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, no MI	$5,676,135	23	13.37	$246,788	5.952	358.94	658	88.0
> 80% LTV, with MI	$36,765,418	171	86.63	$215,002	5.466	358.52	697	90.5
	$42,441,553	**194**	**100.00**	**$218,771**	**5.531**	**358.57**	**692**	**90.1**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$331,083	1	0.07	$331,083	4.750	359.00	735	65.0
7 - 12	12	$185,491	1	0.04	$185,491	7.625	348.00	524	90.0
19 - 24	23	$30,021,021	156	6.36	$192,442	5.943	358.84	670	80.6
25 - 31	29	$1,345,998	4	0.29	$336,499	4.925	353.00	676	75.7
32 - 37	35	$348,189,482	1,490	73.73	$233,684	5.260	358.70	695	78.3
50 - 55	55	$1,066,229	2	0.23	$533,115	6.000	355.00	747	64.9
56 - 61	58	$86,925,200	363	18.41	$239,463	5.402	358.47	710	77.5
80 - 85	83	$3,456,837	11	0.73	$314,258	5.066	358.77	754	65.5
> 85	119	$731,600	3	0.15	$243,867	5.676	359.00	715	80.0
39		**$472,252,941**	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

$472,252,941 (Group 2) Adjustable Rate Mortgage Loans

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$415,556,805	1,675	87.99	$248,094	5.311	358.57	702	78.0
3.001 - 4.000	$910,640	3	0.19	$303,547	5.245	358.07	660	81.7
4.001 - 5.000	$20,618,186	120	4.37	$171,818	4.866	359.08	670	79.2
5.001 - 6.000	$33,723,270	228	7.14	$147,909	5.762	359.16	652	79.9
6.001 - 7.000	$267,116	1	0.06	$267,116	5.500	357.00	645	80.0
7.001 - 8.000	$992,687	3	0.21	$330,896	7.528	357.79	582	70.9
8.001 - 9.000	$184,239	1	0.04	$184,239	7.750	358.00	610	90.0
2.883	**$472,252,941**	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.001 - 9.000	$2,838,364	12	0.60	$236,530	3.788	358.70	708	75.9
9.001 - 10.000	$58,281,273	264	12.34	$220,762	4.645	358.67	707	76.9
10.001 - 11.000	$196,599,403	790	41.63	$248,860	5.104	358.57	702	77.8
11.001 - 12.000	$192,957,688	857	40.86	$225,155	5.656	358.70	689	78.7
12.001 - 13.000	$18,743,061	98	3.97	$191,256	6.370	358.60	692	80.9
13.001 - 14.000	$2,647,660	9	0.56	$294,184	7.468	358.84	611	79.8
14.001 - 15.000	$185,491	1	0.04	$185,491	7.625	348.00	524	90.0
10.964	**$472,252,941**	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

$472,252,941 (Group 2) Adjustable Rate Mortgage Loans

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11/04	$331,083	1	0.07	$331,083	4.750	359.00	735	65.0
06/05	$185,491	1	0.04	$185,491	7.625	348.00	524	90.0
02/06	$398,831	1	0.08	$398,831	7.625	356.00	530	46.2
03/06	$676,975	3	0.14	$225,658	6.056	357.00	640	69.4
04/06	$4,698,281	22	0.99	$213,558	5.549	358.24	683	81.2
05/06	$22,720,660	124	4.81	$183,231	5.950	358.99	675	81.0
06/06	$1,526,275	6	0.32	$254,379	6.556	360.00	615	86.1
07/06	$367,568	1	0.08	$367,568	3.500	349.00	714	79.0
12/06	$492,006	1	0.10	$492,006	6.000	354.00	644	76.5
01/07	$486,424	2	0.10	$243,212	4.914	355.00	680	72.5
02/07	$1,887,955	5	0.40	$377,591	4.585	356.00	697	74.4
03/07	$4,431,493	17	0.94	$260,676	5.352	357.27	720	77.3
04/07	$109,582,068	435	23.20	$251,913	5.191	358.07	697	78.3
05/07	$228,606,587	1,012	48.41	$225,896	5.295	359.03	693	78.4
06/07	$3,681,379	21	0.78	$175,304	5.339	359.86	696	78.2
01/09	$1,066,229	2	0.23	$533,115	6.000	355.00	747	64.9
02/09	$705,185	3	0.15	$235,062	6.227	356.00	697	82.6
03/09	$1,516,989	5	0.32	$303,398	5.570	357.00	717	77.8
04/09	$41,968,884	187	8.89	$224,433	5.577	358.00	707	78.3
05/09	$42,414,142	167	8.98	$253,977	5.211	359.01	713	76.8
06/09	$320,000	1	0.07	$320,000	5.000	360.00	743	56.7
04/11	$780,300	3	0.17	$260,100	5.463	358.00	743	74.4
05/11	$2,676,537	8	0.57	$334,567	4.951	359.00	757	63.0
05/14	$731,600	3	0.15	$243,867	5.676	359.00	715	80.0
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

Initial Fixed Period

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6	$331,083	1	0.07	$331,083	4.750	359.00	735	65.0
24	$29,960,512	156	6.34	$192,055	5.957	358.87	669	80.6
36	$349,781,480	1,495	74.07	$233,968	5.259	358.67	695	78.3
60	$87,991,429	365	18.63	$241,072	5.409	358.42	711	77.4
84	$3,456,837	11	0.73	$314,258	5.066	358.77	754	65.5
120	$731,600	3	0.15	$243,867	5.676	359.00	715	80.0
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

$472,252,941 (Group 2) Adjustable Rate Mortgage Loans

Floor Rate

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$413,747,253	1,672	87.61	$247,456	5.316	358.57	701	78.1
3.001 - 4.000	$1,339,977	4	0.28	$334,994	4.726	358.37	703	76.7
4.001 - 5.000	$15,956,005	81	3.38	$196,988	4.729	359.00	679	76.2
5.001 - 6.000	$36,683,400	248	7.77	$147,917	5.632	359.16	654	79.8
6.001 - 7.000	$3,349,380	22	0.71	$152,245	6.093	359.10	664	81.3
7.001 - 8.000	$992,687	3	0.21	$330,896	7.528	357.79	582	70.9
8.001 - 9.000	$184,239	1	0.04	$184,239	7.750	358.00	610	90.0
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

Initial Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$1,260,574	4	0.27	$315,143	6.553	357.79	612	82.2
2.000	$44,980,716	179	9.52	$251,289	5.066	358.64	714	79.2
3.000	$210,077,049	1,011	44.48	$207,791	5.463	358.86	681	78.5
4.000	$13,275,401	77	2.81	$172,408	4.557	358.88	714	80.4
5.000	$194,942,617	737	41.28	$264,508	5.305	358.40	707	77.7
6.000	$7,716,584	23	1.63	$335,504	4.994	358.18	714	69.0
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

Subsequent Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$379,862,980	1,684	80.44	$225,572	5.362	358.64	695	78.4
2.000	$92,389,961	347	19.56	$266,253	5.196	358.60	704	77.4
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

$472,252,941 (Group 2) Adjustable Rate Mortgage Loans

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 5.00	$356,250	1	0.08	$356,250	5.750	360.00	743	75.0
5.01 - 10.00	$2,022,790	11	0.43	$183,890	5.317	358.74	718	70.9
10.01 - 15.00	$7,497,372	30	1.59	$249,912	5.137	358.75	715	70.9
15.01 - 20.00	$10,966,766	64	2.32	$171,356	5.280	358.51	698	75.9
20.01 - 25.00	$28,904,780	112	6.12	$258,078	5.338	358.50	694	78.6
25.01 - 30.00	$48,189,247	213	10.20	$226,241	5.241	358.58	709	79.1
30.01 - 35.00	$81,344,188	329	17.22	$247,247	5.266	358.57	700	78.0
35.01 - 40.00	$108,537,044	452	22.98	$240,126	5.345	358.62	699	78.2
40.01 - 45.00	$72,802,275	322	15.42	$226,094	5.311	358.75	691	79.0
45.01 - 50.00	$59,405,111	286	12.58	$207,710	5.354	358.89	679	79.5
50.01 - 55.00	$5,248,632	21	1.11	$249,935	5.367	358.56	671	77.9
> 55.00	$1,547,122	7	0.33	$221,017	5.082	358.67	665	77.2
Unknown	$45,431,364	183	9.62	$248,259	5.540	358.41	703	76.2
35.90	**$472,252,941**	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

$741,410,530 (Groups 1 & 2) Fixed and Adjustable Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

			Range
Total Number of Loans		3,260	
Total Outstanding Balance		$741,410,530	
Average Loan Balance		$227,427	$13,226 to $1,638,939
WA Mortgage Rate		5.866%	3.375% to 10.125%
WA Mortgage Rate Net LPMI		5.859%	3.375% to 10.125%
Net WAC		5.521%	2.991% to 9.866%
ARM Characteristics			
WA Gross Margin		2.883%	2.125% to 8.125%
WA Months to First Roll		39	5 to 119
WA First Periodic Cap		3.802%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.196%	1.000% to 2.000%
WA Lifetime Cap		10.964%	8.375% to 14.625%
WA Lifetime Floor		2.918%	2.125% to 8.125%
WA Original Term (months)		358	180 to 360
WA Remaining Term (months)		353	6 to 360
WA Age (months)		4	0 to 129
WA LTV		78.13%	16.16% to 103.00%
WA FICO		695	
WA DTI%		36.02%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		32.73%	
Prepay Moves Exempted	Soft	22.97%	
	Hard	9.12%	
	No Prepay	67.27%	
	Unknown	0.63%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	33.59%	SFR	60.18%	REDUCE	45.80%	PUR	58.14%	OO	79.16%	0	67.27%
FL	8.29%	PUD	20.94%	FULL/AL	29.00%	RCO	25.16%	INV	18.02%	6	0.01%
GA	6.84%	2-4U	10.99%	NINA	15.21%	RNC	16.70%	2H	2.83%	12	4.91%
NY	5.69%	CND	6.88%	NO RATI	4.41%					24	2.71%
MA	4.01%	CNDP	0.95%	SISA	2.91%					36	19.25%
										60	5.85%

$741,410,530 (Groups 1 & 2) Fixed and Adjustable Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Y LIB6M	$331,083	1	0.04	$331,083	4.750	359.00	735	65.0
2/28 LIB6M	$17,465,272	96	2.36	$181,930	5.860	358.90	658	80.2
2/28 LIB6M - IO	$12,495,240	60	1.69	$208,254	6.092	358.82	685	81.3
3/27 LIB6M - IO	$204,725,649	808	27.61	$253,373	5.256	358.56	698	78.3
3/1 CMT1Y	$14,615,339	48	1.97	$304,486	5.090	358.20	701	75.6
3/1 CMT1Y - IO	$27,419,887	101	3.70	$271,484	5.360	358.91	691	77.8
3/1 LIB12M	$9,931,460	45	1.34	$220,699	4.926	358.42	705	78.8
3/1 LIB12M - IO	$32,415,212	125	4.37	$259,322	5.167	358.82	717	79.4
3/27 LIB6M	$60,673,933	368	8.18	$164,875	5.364	358.98	669	78.4
5/1 LIB12M	$3,461,581	11	0.47	$314,689	5.534	357.37	716	73.0
5/25 LIB6M	$3,752,871	17	0.51	$220,757	5.456	358.10	706	73.8
5/25 LIB6M - IO	$80,356,977	333	10.84	$241,312	5.398	358.48	711	77.8
5/1 LIB12M - IO	$420,000	4	0.06	$105,000	6.125	359.00	699	70.0
7/23 LIB6M - IO	$1,458,300	7	0.20	$208,329	5.310	358.46	745	77.0
7/23 LIB6M	$1,998,537	4	0.27	$499,634	4.889	359.00	761	57.2
10/20 LIB6M - IO	$731,600	3	0.10	$243,867	5.676	359.00	715	80.0
30/15 Fixed Balloon	$1,320,061	8	0.18	$165,008	7.411	175.81	665	75.8
15Yr Fixed	$4,252,528	40	0.57	$106,313	6.728	150.97	676	74.6
20Yr Fixed	$2,941,590	15	0.40	$196,106	6.989	217.57	709	69.8
30Yr Fixed	$200,592,512	945	27.06	$212,267	6.885	347.35	690	77.9
30Yr Fixed - IO	$60,050,899	221	8.10	$271,724	6.533	356.17	706	79.3
	$741,410,530	*3,260*	*100.00*	*$227,427*	*5.866*	*353.30*	*695*	*78.1*

$741,410,530 (Groups 1 & 2) Fixed and Adjustable Rate Mortgage Loans

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$2,641,683	67	0.36	$39,428	7.054	322.04	682	71.4
$50,000.01 - $100,000.00	$39,941,206	495	5.39	$80,689	6.227	348.49	685	79.1
$100,000.01 - $150,000.00	$91,369,878	733	12.32	$124,652	5.947	353.66	689	80.4
$150,000.01 - $200,000.00	$93,467,558	535	12.61	$174,706	5.838	353.26	691	80.2
$200,000.01 - $250,000.00	$86,713,585	385	11.70	$225,230	5.902	353.25	691	79.8
$250,000.01 - $300,000.00	$75,166,305	272	10.14	$276,347	5.837	354.30	696	79.8
$300,000.01 - $350,000.00	$63,263,704	194	8.53	$326,102	5.768	353.02	699	77.9
$350,000.01 - $400,000.00	$66,486,542	176	8.97	$377,764	5.909	354.20	697	77.6
$400,000.01 - $450,000.00	$44,684,280	105	6.03	$425,565	5.922	348.27	702	77.3
$450,000.01 - $500,000.00	$50,287,547	105	6.78	$478,929	6.015	350.72	704	75.7
$500,000.01 - $550,000.00	$27,336,632	52	3.69	$525,704	5.690	356.90	694	78.4
$550,000.01 - $600,000.00	$22,416,044	39	3.02	$574,770	5.548	356.70	696	76.3
$600,000.01 - $650,000.00	$31,205,009	49	4.21	$636,837	5.627	357.46	695	76.4
$650,000.01 - $700,000.00	$9,544,523	14	1.29	$681,752	5.469	358.71	706	78.5
$700,000.01 - $750,000.00	$5,122,552	7	0.69	$731,793	5.654	356.31	739	70.4
$750,000.01 - $1,000,000.00	$21,586,288	24	2.91	$899,429	5.613	357.26	706	69.0
$1,000,000.01 - $1,500,000.0	$8,538,256	7	1.15	$1,219,751	5.746	357.11	692	60.5
$1,500,000.01 - $2,000,000.0	$1,638,939	1	0.22	$1,638,939	6.500	354.00	771	80.0
	$741,410,530	**3,260**	**100.00**	**$227,427**	**5.866**	**353.30**	**695**	**78.1**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$2,448,415	62	0.33	$39,491	7.020	333.88	682	71.2
$50,000.01 - $100,000.00	$39,936,333	497	5.39	$80,355	6.229	348.56	685	79.1
$100,000.01 - $150,000.00	$90,685,715	728	12.23	$124,568	5.934	354.97	689	80.4
$150,000.01 - $200,000.00	$92,361,715	530	12.46	$174,267	5.827	355.60	691	80.2
$200,000.01 - $250,000.00	$85,421,051	381	11.52	$224,202	5.893	354.43	691	79.9
$250,000.01 - $300,000.00	$77,086,425	281	10.40	$274,329	5.853	351.20	697	79.6
$300,000.01 - $350,000.00	$62,613,822	196	8.45	$319,458	5.768	352.52	697	78.2
$350,000.01 - $400,000.00	$67,020,092	178	9.04	$376,517	5.907	353.50	697	77.5
$400,000.01 - $450,000.00	$43,666,744	103	5.89	$423,949	5.907	349.76	703	77.2
$450,000.01 - $500,000.00	$49,870,945	105	6.73	$474,961	5.997	350.22	704	75.8
$500,000.01 - $550,000.00	$28,297,314	54	3.82	$524,024	5.746	356.69	694	78.5
$550,000.01 - $600,000.00	$24,366,392	43	3.29	$566,660	5.673	348.12	700	75.6
$600,000.01 - $650,000.00	$31,205,009	49	4.21	$636,837	5.627	357.46	695	76.4
$650,000.01 - $700,000.00	$9,544,523	14	1.29	$681,752	5.469	358.71	706	78.5
$700,000.01 - $750,000.00	$4,397,552	6	0.59	$732,925	5.515	357.02	733	70.5
$750,000.01 - $800,000.00	$3,919,400	5	0.53	$783,880	5.160	359.00	691	77.1
$800,000.01 - $850,000.00	$2,360,370	3	0.32	$786,790	6.068	353.03	720	75.5
$850,000.01 - $900,000.00	$2,669,263	3	0.36	$889,754	6.709	356.65	691	75.0
$900,000.01 - $950,000.00	$5,532,492	6	0.75	$922,082	5.711	357.99	702	65.0
$950,000.01 - $1,000,000.00	$7,829,763	8	1.06	$978,720	5.343	356.86	724	63.8
$1,000,000.01 - $1,050,000.0	$1,045,317	1	0.14	$1,045,317	6.625	355.00	725	43.8

$741,410,530 (Groups 1 & 2) Fixed and Adjustable Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$1,050,000.01 - $1,100,000.0	$1,058,000	1	0.14	$1,058,000	4.875	358.00	683	58.0
$1,200,000.01 - $1,250,000.0	$2,428,940	2	0.33	$1,214,470	6.061	355.01	646	62.7
$1,250,000.01 - $1,300,000.0	$2,556,000	2	0.34	$1,278,000	5.943	358.51	729	72.4
$1,400,000.01 - $1,450,000.0	$1,450,000	1	0.20	$1,450,000	4.875	359.00	686	50.0
$1,600,000.01 - $1,650,000.0	$1,638,939	1	0.22	$1,638,939	6.500	354.00	771	80.0
	$741,410,530	**3,260**	**100.00**	**$227,427**	**5.866**	**353.30**	**695**	**78.1**

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$4,052,378	25	0.55	$162,095	6.244	355.07	692	81.2
AR	$461,428	4	0.06	$115,357	6.229	358.03	713	88.6
AZ	$25,642,469	137	3.46	$187,171	5.828	355.97	707	80.7
CA	$249,009,961	717	33.59	$347,294	5.534	354.12	705	75.8
CO	$25,016,709	113	3.37	$221,387	5.760	352.27	691	76.8
CT	$10,870,454	43	1.47	$252,801	6.038	354.50	687	79.0
DC	$2,148,874	9	0.29	$238,764	5.744	358.45	699	72.6
DE	$638,080	4	0.09	$159,520	6.201	357.81	647	79.7
FL	$61,483,848	356	8.29	$172,707	6.118	354.73	694	80.2
GA	$50,677,614	298	6.84	$170,059	5.520	354.52	695	80.0
HI	$568,562	2	0.08	$284,281	7.388	267.62	646	79.1
IA	$783,308	9	0.11	$87,034	6.003	358.76	637	80.4
ID	$1,481,842	9	0.20	$164,649	5.920	357.37	719	78.2
IL	$17,578,957	89	2.37	$197,516	6.559	341.18	687	82.0
IN	$2,839,719	22	0.38	$129,078	6.275	345.95	689	77.5
KS	$563,059	7	0.08	$80,437	5.942	350.97	663	79.3
KY	$2,602,693	17	0.35	$153,100	5.920	352.41	698	82.1
LA	$2,412,418	15	0.33	$160,828	5.240	354.33	695	77.9
MA	$29,721,853	96	4.01	$309,603	5.938	354.69	684	75.5
MD	$11,270,906	56	1.52	$201,266	5.944	350.89	676	79.0
ME	$524,737	3	0.07	$174,912	6.458	357.24	694	81.7
MI	$9,589,203	59	1.29	$162,529	6.210	350.87	669	82.4
MN	$10,924,190	57	1.47	$191,652	5.728	358.73	679	82.1
MO	$1,754,257	19	0.24	$92,329	6.082	358.91	666	82.5
MS	$1,441,390	10	0.19	$144,139	6.360	358.73	662	87.8
MT	$413,511	3	0.06	$137,837	5.498	359.00	685	79.2
NC	$16,236,937	99	2.19	$164,009	5.931	355.54	689	79.1
NE	$500,636	4	0.07	$125,159	5.506	359.00	648	83.6
NH	$2,836,660	15	0.38	$189,111	5.989	357.85	699	75.4
NJ	$21,045,041	76	2.84	$276,908	6.415	354.93	693	80.9
NM	$2,864,265	13	0.39	$220,328	6.489	340.04	715	77.0
NV	$18,692,319	82	2.52	$227,955	5.812	358.16	696	81.9
NY	$42,220,938	134	5.69	$315,082	6.712	348.35	697	76.9
OH	$12,030,047	94	1.62	$127,979	5.517	356.98	680	81.6

$741,410,530 (Groups 1 & 2) Fixed and Adjustable Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OK	$514,426	7	0.07	$73,489	6.983	298.50	676	86.6
OR	$12,449,620	70	1.68	$177,852	5.616	354.44	690	79.9
PA	$8,573,847	51	1.16	$168,115	6.085	350.29	691	78.8
RI	$2,996,262	17	0.40	$176,251	6.864	357.28	666	79.8
SC	$8,101,546	52	1.09	$155,799	6.171	355.82	690	81.7
TN	$9,674,256	53	1.30	$182,533	6.053	348.41	676	76.2
TX	$19,459,715	122	2.62	$159,506	6.530	343.87	681	77.3
UT	$2,130,724	14	0.29	$152,195	6.302	349.07	669	79.7
VA	$19,029,538	84	2.57	$226,542	6.019	352.84	693	78.6
VT	$191,465	1	0.03	$191,465	7.750	359.00	620	80.0
WA	$14,662,626	74	1.98	$198,144	5.579	356.49	699	80.2
WI	$1,719,343	12	0.23	$143,279	6.330	357.34	664	83.4
WV	$739,161	5	0.10	$147,832	6.428	350.24	658	74.1
WY	$268,739	2	0.04	$134,369	6.376	359.23	735	80.0
	$741,410,530	**3,260**	**100.00**	**$227,427**	**5.866**	**353.30**	**695**	**78.1**

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 50.00	$21,022,811	91	2.84	$231,020	5.765	351.91	700	41.1
50.01 - 55.00	$10,040,329	38	1.35	$264,219	6.169	346.97	699	53.2
55.01 - 60.00	$18,140,897	60	2.45	$302,348	5.974	349.31	690	57.8
60.01 - 65.00	$20,255,695	77	2.73	$263,061	5.876	345.92	695	63.0
65.01 - 70.00	$43,094,237	151	5.81	$285,392	5.743	344.45	698	68.8
70.01 - 75.00	$58,854,994	239	7.94	$246,255	5.975	347.14	697	73.7
75.01 - 80.00	$443,949,114	1,945	59.88	$228,251	5.638	355.27	698	79.7
80.01 - 85.00	$16,156,323	76	2.18	$212,583	6.040	353.27	684	84.2
85.01 - 90.00	$48,110,382	237	6.49	$202,997	6.551	352.64	686	89.6
90.01 - 95.00	$60,522,780	335	8.16	$180,665	6.853	357.19	682	94.8
95.01 - 100.00	$1,013,913	9	0.14	$112,657	7.358	342.83	717	98.7
100.01 - 105.00	$249,056	2	0.03	$124,528	6.685	333.84	718	102.7
	$741,410,530	**3,260**	**100.00**	**$227,427**	**5.866**	**353.30**	**695**	**78.1**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.000 - 3.499	$605,253	2	0.08	$302,626	3.375	358.36	707	89.0
3.500 - 3.999	$4,249,779	13	0.57	$326,906	3.708	357.48	723	75.0
4.000 - 4.499	$25,574,946	92	3.45	$277,989	4.279	358.47	707	74.6
4.500 - 4.999	$119,392,822	470	16.10	$254,027	4.733	358.64	706	76.2
5.000 - 5.499	$129,979,025	563	17.53	$230,869	5.205	358.72	698	78.1
5.500 - 5.999	$141,072,847	626	19.03	$225,356	5.694	358.52	691	78.5

$741,410,530 (Groups 1 & 2) Fixed and Adjustable Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6.000 - 6.499	$102,753,701	435	13.86	$236,215	6.196	355.73	699	77.0
6.500 - 6.999	$109,427,284	499	14.76	$219,293	6.653	345.45	700	77.5
7.000 - 7.499	$57,275,695	275	7.73	$208,275	7.191	342.25	683	81.1
7.500 - 7.999	$37,862,324	202	5.11	$187,437	7.655	333.88	662	82.7
8.000 - 8.499	$8,958,367	55	1.21	$162,879	8.172	335.20	668	89.0
8.500 - 8.999	$3,432,198	21	0.46	$163,438	8.619	334.80	670	88.0
9.000 - 9.499	$48,714	1	0.01	$48,714	9.375	188.00	565	80.0
9.500 - 9.999	$646,572	5	0.09	$129,314	9.626	332.14	672	96.1
10.000 - 10.499	$131,004	1	0.02	$131,004	10.125	328.00	580	90.0
	$741,410,530	**3,260**	**100.00**	**$227,427**	**5.866**	**353.30**	**695**	**78.1**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$446,167,193	2,026	60.18	$220,221	5.859	352.47	691	77.7
PUD	$155,279,315	648	20.94	$239,629	5.726	353.59	698	79.0
2-4U	$81,507,817	295	10.99	$276,298	6.238	355.46	707	78.0
CND	$51,004,444	260	6.88	$196,171	5.741	356.16	704	79.3
CNDP	$7,066,422	27	0.95	$261,719	5.964	356.15	710	80.1
MNF	$226,598	2	0.03	$113,299	7.207	333.51	716	84.8
COOP	$158,742	2	0.02	$79,371	8.190	299.95	708	70.1
	$741,410,530	**3,260**	**100.00**	**$227,427**	**5.866**	**353.30**	**695**	**78.1**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$431,041,531	1,952	58.14	$220,820	5.882	355.92	702	81.4
RCO	$186,566,812	774	25.16	$241,042	5.970	351.39	681	73.3
RNC	$123,802,187	534	16.70	$231,839	5.656	347.10	694	74.1
	$741,410,530	**3,260**	**100.00**	**$227,427**	**5.866**	**353.30**	**695**	**78.1**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$586,872,563	2,460	79.16	$238,566	5.867	352.72	690	78.2
INV	$133,574,693	712	18.02	$187,605	5.849	355.46	717	77.8
2H	$20,963,274	88	2.83	$238,219	5.943	355.96	712	77.9
	$741,410,530	**3,260**	**100.00**	**$227,427**	**5.866**	**353.30**	**695**	**78.1**

$741,410,530 (Groups 1 & 2) Fixed and Adjustable Rate Mortgage Loans

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$1,607,391	14	0.22	$114,814	6.937	95.40	708	72.4
121 - 180	$5,435,435	45	0.73	$120,787	6.963	172.02	688	75.5
181 - 240	$5,884,251	21	0.79	$280,202	7.251	228.67	718	66.6
241 - 300	$9,134,474	56	1.23	$163,116	7.533	287.85	659	79.7
301 - 360	$719,348,979	3,124	97.02	$230,265	5.823	357.10	696	78.2
	$741,410,530	**3,260**	**100.00**	**$227,427**	**5.866**	**353.30**	**695**	**78.1**

Collateral Grouped By Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$339,593,535	1,312	45.80	$258,837	5.750	354.78	697	77.0
FULL/ALT	$214,980,486	1,079	29.00	$199,240	5.498	351.09	694	78.5
NINA	$112,755,597	559	15.21	$201,709	6.704	355.37	686	81.8
NO RATIO	$32,668,503	144	4.41	$226,865	6.303	347.78	696	75.5
SISA	$21,548,993	116	2.91	$185,767	5.740	358.79	687	79.6
PREFERRED	$17,790,705	40	2.40	$444,768	6.474	351.63	747	75.4
FULL-DU	$930,591	4	0.13	$232,648	6.436	330.71	637	73.0
STREAMLINE	$749,159	3	0.10	$249,720	6.967	194.44	720	66.5
CLUES-EASY DOC	$392,962	3	0.05	$130,987	7.193	291.06	762	56.7
	$741,410,530	**3,260**	**100.00**	**$227,427**	**5.866**	**353.30**	**695**	**78.1**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$1,931,353	6	0.26	$321,892	6.213	344.82		62.0
801 - 820	$6,858,697	31	0.93	$221,248	5.505	339.41	805	77.5
781 - 800	$23,440,569	96	3.16	$244,173	5.820	349.84	788	73.6
761 - 780	$54,548,702	196	7.36	$278,310	5.730	353.24	770	76.6
741 - 760	$68,038,293	281	9.18	$242,129	5.642	351.61	751	78.4
721 - 740	$75,004,267	316	10.12	$237,355	5.755	352.60	730	78.4
701 - 720	$87,616,908	391	11.82	$224,084	5.731	355.29	709	78.9
681 - 700	$119,001,698	505	16.05	$235,647	5.769	353.84	690	77.0
661 - 680	$107,178,151	495	14.46	$216,522	5.891	355.40	670	78.4
641 - 660	$109,340,238	492	14.75	$222,236	5.930	356.21	651	79.8
621 - 640	$66,638,745	307	8.99	$217,064	6.340	352.99	630	79.0
601 - 620	$14,358,620	101	1.94	$142,165	6.202	342.95	612	78.7
581 - 600	$3,610,420	23	0.49	$156,975	7.365	316.44	590	76.3
561 - 580	$3,088,481	16	0.42	$193,030	7.358	320.02	574	74.6
541 - 560	$171,064	2	0.02	$85,532	8.235	290.90	555	87.5
521 - 540	$584,322	2	0.08	$292,161	7.625	353.46	528	60.1
	$741,410,530	**3,260**	**100.00**	**$227,427**	**5.866**	**353.30**	**695**	**78.1**

$741,410,530 (Groups 1 & 2) Fixed and Adjustable Rate Mortgage Loans

Collateral Grouped Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$498,733,298	1,924	67.27	$259,217	5.783	351.93	701	77.7
6	$91,898	1	0.01	$91,898	5.500	358.00	684	78.1
12	$36,380,489	159	4.91	$228,808	6.881	352.29	684	80.7
24	$20,084,998	107	2.71	$187,710	6.188	356.93	663	79.8
36	$142,723,693	827	19.25	$172,580	5.769	357.53	683	78.3
60	$43,396,155	242	5.85	$179,323	6.143	354.34	698	79.2
12	**$741,410,530**	**3,260**	**100.00**	**$227,427**	**5.866**	**353.30**	**695**	**78.1**

80% LTV/PMI Analysis (Excludes 2601 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, no MI	$7,352,735	37	5.83	$198,723	6.222	357.33	674	89.1
> 80% LTV, with MI	$118,699,718	622	94.17	$190,836	6.663	354.63	685	91.7
	$126,052,454	**659**	**100.00**	**$191,278**	**6.637**	**354.79**	**684**	**91.5**

Range of Months to Roll (Excludes 1229 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 6	5	$331,083	1	0.07	$331,083	4.750	359.00	735	65.0
7 - 12	12	$185,491	1	0.04	$185,491	7.625	348.00	524	90.0
19 - 24	23	$30,021,021	156	6.36	$192,442	5.943	358.84	670	80.6
25 - 31	29	$1,345,998	4	0.29	$336,499	4.925	353.00	676	75.7
32 - 37	35	$348,189,482	1,490	73.73	$233,684	5.260	358.70	695	78.3
50 - 55	55	$1,066,229	2	0.23	$533,115	6.000	355.00	747	64.9
56 - 61	58	$86,925,200	363	18.41	$239,463	5.402	358.47	710	77.5
80 - 85	83	$3,456,837	11	0.73	$314,258	5.066	358.77	754	65.5
> 85	119	$731,600	3	0.15	$243,867	5.676	359.00	715	80.0
39		**$472,252,941**	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

$741,410,530 (Groups 1 & 2) Fixed and Adjustable Rate Mortgage Loans

Range of Margin (Excludes 1229 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$415,556,805	1,675	87.99	$248,094	5.311	358.57	702	78.0
3.001 - 4.000	$910,640	3	0.19	$303,547	5.245	358.07	660	81.7
4.001 - 5.000	$20,618,186	120	4.37	$171,818	4.866	359.08	670	79.2
5.001 - 6.000	$33,723,270	228	7.14	$147,909	5.762	359.16	652	79.9
6.001 - 7.000	$267,116	1	0.06	$267,116	5.500	357.00	645	80.0
7.001 - 8.000	$992,687	3	0.21	$330,896	7.528	357.79	582	70.9
8.001 - 9.000	$184,239	1	0.04	$184,239	7.750	358.00	610	90.0
2.883	**$472,252,941**	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

Range of Maximum Rates (Excludes 1229 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
8.001 - 9.000	$2,838,364	12	0.60	$236,530	3.788	358.70	708	75.9
9.001 - 10.000	$58,281,273	264	12.34	$220,762	4.645	358.67	707	76.9
10.001 - 11.000	$196,599,403	790	41.63	$248,860	5.104	358.57	702	77.8
11.001 - 12.000	$192,957,688	857	40.86	$225,155	5.656	358.70	689	78.7
12.001 - 13.000	$18,743,061	98	3.97	$191,256	6.370	358.60	692	80.9
13.001 - 14.000	$2,647,660	9	0.56	$294,184	7.468	358.84	611	79.8
14.001 - 15.000	$185,491	1	0.04	$185,491	7.625	348.00	524	90.0
10.964	**$472,252,941**	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

Next Interest Adjustment Date (Excludes 1229 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11/04	$331,083	1	0.07	$331,083	4.750	359.00	735	65.0
06/05	$185,491	1	0.04	$185,491	7.625	348.00	524	90.0
02/06	$398,831	1	0.08	$398,831	7.625	356.00	530	46.2
03/06	$676,975	3	0.14	$225,658	6.056	357.00	640	69.4
04/06	$4,698,281	22	0.99	$213,558	5.549	358.24	683	81.2
05/06	$22,720,660	124	4.81	$183,231	5.950	358.99	675	81.0
06/06	$1,526,275	6	0.32	$254,379	6.556	360.00	615	86.1
07/06	$367,568	1	0.08	$367,568	3.500	349.00	714	79.0
12/06	$492,006	1	0.10	$492,006	6.000	354.00	644	76.5
01/07	$486,424	2	0.10	$243,212	4.914	355.00	680	72.5
02/07	$1,887,955	5	0.40	$377,591	4.585	356.00	697	74.4
03/07	$4,431,493	17	0.94	$260,676	5.352	357.27	720	77.3
04/07	$109,582,068	435	23.20	$251,913	5.191	358.07	697	78.3
05/07	$228,606,587	1,012	48.41	$225,896	5.295	359.03	693	78.4
06/07	$3,681,379	21	0.78	$175,304	5.339	359.86	696	78.2
01/09	$1,066,229	2	0.23	$533,115	6.000	355.00	747	64.9
02/09	$705,185	3	0.15	$235,062	6.227	356.00	697	82.6
03/09	$1,516,989	5	0.32	$303,398	5.570	357.00	717	77.8

$741,410,530 (Groups 1 & 2) Fixed and Adjustable Rate Mortgage Loans

Next Interest Adjustment Date (Excludes 1229 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/09	$41,968,884	187	8.89	$224,433	5.577	358.00	707	78.3
05/09	$42,414,142	167	8.98	$253,977	5.211	359.01	713	76.8
06/09	$320,000	1	0.07	$320,000	5.000	360.00	743	56.7
04/11	$780,300	3	0.17	$260,100	5.463	358.00	743	74.4
05/11	$2,676,537	8	0.57	$334,567	4.951	359.00	757	63.0
05/14	$731,600	3	0.15	$243,867	5.676	359.00	715	80.0
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

Initial Fixed Period (Excludes 1229 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6	$331,083	1	0.07	$331,083	4.750	359.00	735	65.0
24	$29,960,512	156	6.34	$192,055	5.957	358.87	669	80.6
36	$349,781,480	1,495	74.07	$233,968	5.259	358.67	695	78.3
60	$87,991,429	365	18.63	$241,072	5.409	358.42	711	77.4
84	$3,456,837	11	0.73	$314,258	5.066	358.77	754	65.5
120	$731,600	3	0.15	$243,867	5.676	359.00	715	80.0
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

Floor Rate (Excludes 1229 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2.001 - 3.000	$413,747,253	1,672	87.61	$247,456	5.316	358.57	701	78.1
3.001 - 4.000	$1,339,977	4	0.28	$334,994	4.726	358.37	703	76.7
4.001 - 5.000	$15,956,005	81	3.38	$196,988	4.729	359.00	679	76.2
5.001 - 6.000	$36,683,400	248	7.77	$147,917	5.632	359.16	654	79.8
6.001 - 7.000	$3,349,380	22	0.71	$152,245	6.093	359.10	664	81.3
7.001 - 8.000	$992,687	3	0.21	$330,896	7.528	357.79	582	70.9
8.001 - 9.000	$184,239	1	0.04	$184,239	7.750	358.00	610	90.0
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

$741,410,530 (Groups 1 & 2) Fixed and Adjustable Rate Mortgage Loans

Initial Cap (Excludes 1229 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$1,260,574	4	0.27	$315,143	6.553	357.79	612	82.2
2.000	$44,980,716	179	9.52	$251,289	5.066	358.64	714	79.2
3.000	$210,077,049	1,011	44.48	$207,791	5.463	358.86	681	78.5
4.000	$13,275,401	77	2.81	$172,408	4.557	358.88	714	80.4
5.000	$194,942,617	737	41.28	$264,508	5.305	358.40	707	77.7
6.000	$7,716,584	23	1.63	$335,504	4.994	358.18	714	69.0
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

Subsequent Cap (Excludes 1229 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.000	$379,862,980	1,684	80.44	$225,572	5.362	358.64	695	78.4
2.000	$92,389,961	347	19.56	$266,253	5.196	358.60	704	77.4
	$472,252,941	**2,031**	**100.00**	**$232,522**	**5.330**	**358.63**	**696**	**78.2**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 5.00	$356,250	1	0.05	$356,250	5.750	360.00	743	75.0
5.01 - 10.00	$3,353,510	16	0.45	$209,594	5.905	346.81	725	73.1
10.01 - 15.00	$10,120,764	50	1.37	$202,415	5.444	347.59	715	70.2
15.01 - 20.00	$18,141,784	92	2.45	$197,193	5.741	352.31	698	73.6
20.01 - 25.00	$38,209,635	157	5.15	$243,373	5.602	352.39	702	76.0
25.01 - 30.00	$67,651,132	301	9.12	$224,755	5.576	354.58	708	78.1
30.01 - 35.00	$107,398,296	434	14.49	$247,462	5.570	355.72	699	76.8
35.01 - 40.00	$146,132,031	604	19.71	$241,940	5.674	354.68	699	78.1
40.01 - 45.00	$96,512,459	433	13.02	$222,893	5.654	356.22	689	79.8
45.01 - 50.00	$80,800,591	364	10.90	$221,980	5.685	356.21	688	79.6
50.01 - 55.00	$10,793,234	42	1.46	$256,982	6.008	351.92	694	76.8
> 55.00	$5,820,358	25	0.79	$232,814	6.290	322.67	678	72.6
Unknown	$156,120,486	741	21.06	$210,689	6.682	348.57	688	79.3
36.02	**$741,410,530**	**3,260**	**100.00**	**$227,427**	**5.866**	**353.30**	**695**	**78.1**

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Detailed Report
CWALT 2004-J5: INV

$28,287,194 Fixed Rate Mortgage Loans

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		191	
Total Outstanding Balance		$28,287,194	
Average Loan Balance		$148,100	$18,328 to $647,650
Escrow Balance %		51.77%	
WA Mortgage Rate		7.031%	5.750% to 9.625%
Net WAC		6.772%	5.491% to 9.366%
WA Original Term (months)		349	180 to 360
WA Remaining Term (months)		344	107 to 360
WA Age (months)		4	0 to 73
WA LTV		75.94%	20.00% to 95.00%
WA FICO		700	586 to 792
WA DTI%		36.91%	6.98% to 81.07%
Secured by (% of pool)	First Lien	100.00%	
	Second Lien	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		55.65%	
Prepay Moves Exempted	Soft	54.86%	
	Hard	0.79%	
	No Prepay	44.35%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	17.91%	SFR	46.37%	REDUCE	45.57%	PUR	49.15%	INV	100.00	0	44.35%
NY	14.59%	2-4U	41.58%	FULL/AL	23.79%	RCO	39.02%			12	13.98%
FL	11.35%	CND	6.86%	NO RATI	18.77%	RNC	11.83%			24	2.79%
MA	8.37%	PUD	4.42%	NINA	11.11%					36	25.47%
CT	6.61%	CNDP	0.62%	FULL-DU	0.75%					60	13.41%

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

$28,287,194 Fixed Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
30Yr Fixed - IO	$2,017,700	11	7.13	$183,427	6.793	357.96	691	74.7
30/15 Fixed Balloon	$42,034	1	0.15	$42,034	7.125	178.00	663	56.7
15Yr Fixed	$1,636,486	23	5.79	$71,152	6.646	171.08	695	73.8
20Yr Fixed	$163,121	2	0.58	$81,560	6.500	234.64	732	55.4
30Yr Fixed	$24,427,852	154	86.36	$158,622	7.080	355.68	701	76.4
	$28,287,194	**191**	**100.00**	**$148,100**	**7.031**	**344.20**	**700**	**75.9**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$1,049,328	28	3.71	$37,476	7.372	302.61	684	72.2
$50,000.01 - $100,000.00	$4,848,927	62	17.14	$78,208	6.923	327.69	701	78.4
$100,000.01 - $150,000.00	$5,042,614	41	17.83	$122,991	7.035	331.99	698	80.7
$150,000.01 - $200,000.00	$3,798,564	22	13.43	$172,662	7.074	357.81	683	74.8
$200,000.01 - $250,000.00	$2,630,587	12	9.30	$219,216	7.287	358.26	690	79.0
$250,000.01 - $300,000.00	$1,608,884	6	5.69	$268,147	7.073	339.20	714	71.4
$300,000.01 - $350,000.00	$1,341,004	4	4.74	$335,251	6.512	353.59	702	67.2
$350,000.01 - $400,000.00	$743,686	2	2.63	$371,843	6.669	358.00	693	74.8
$400,000.01 - $450,000.00	$1,283,240	3	4.54	$427,747	7.306	357.30	718	78.2
$450,000.01 - $500,000.00	$2,849,636	6	10.07	$474,939	7.115	354.08	706	73.6
$500,000.01 - $550,000.00	$543,336	1	1.92	$543,336	7.375	359.00	751	75.0
$600,000.01 - $650,000.00	$2,547,388	4	9.01	$636,847	6.809	355.51	718	71.4
	$28,287,194	**191**	**100.00**	**$148,100**	**7.031**	**344.20**	**700**	**75.9**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$1,005,184	27	3.55	$37,229	7.394	310.98	683	72.1
$50,000.01 - $100,000.00	$4,893,070	63	17.30	$77,668	6.923	325.74	701	78.4
$100,000.01 - $150,000.00	$5,042,614	41	17.83	$122,991	7.035	331.99	698	80.7
$150,000.01 - $200,000.00	$3,798,564	22	13.43	$172,662	7.074	357.81	683	74.8
$200,000.01 - $250,000.00	$2,630,587	12	9.30	$219,216	7.287	358.26	690	79.0
$250,000.01 - $300,000.00	$1,608,884	6	5.69	$268,147	7.073	339.20	714	71.4
$300,000.01 - $350,000.00	$1,341,004	4	4.74	$335,251	6.512	353.59	702	67.2
$350,000.01 - $400,000.00	$743,686	2	2.63	$371,843	6.669	358.00	693	74.8
$400,000.01 - $450,000.00	$1,283,240	3	4.54	$427,747	7.306	357.30	718	78.2
$450,000.01 - $500,000.00	$2,849,636	6	10.07	$474,939	7.115	354.08	706	73.6
$500,000.01 - $550,000.00	$543,336	1	1.92	$543,336	7.375	359.00	751	75.0
$600,000.01 - $650,000.00	$2,547,388	4	9.01	$636,847	6.809	355.51	718	71.4
	$28,287,194	**191**	**100.00**	**$148,100**	**7.031**	**344.20**	**700**	**75.9**

$28,287,194 Fixed Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$93,454	1	0.33	$93,454	8.000	358.00	645	80.0
AZ	$400,746	2	1.42	$200,373	7.180	302.28	724	77.8
CA	$5,064,824	19	17.91	$266,570	6.471	357.41	718	66.5
CO	$151,718	2	0.54	$75,859	7.074	353.69	669	73.5
CT	$1,870,507	10	6.61	$187,051	7.026	338.65	698	81.3
FL	$3,211,452	31	11.35	$103,595	7.280	355.16	694	79.4
GA	$1,238,158	11	4.38	$112,560	6.888	357.36	683	80.0
IL	$1,542,956	9	5.45	$171,440	6.998	304.33	716	78.2
IN	$362,887	4	1.28	$90,722	7.454	358.47	704	86.6
KS	$23,519	1	0.08	$23,519	8.750	304.00	606	70.0
KY	$102,193	2	0.36	$51,097	7.260	312.98	755	81.8
LA	$36,784	1	0.13	$36,784	6.500	172.00	717	70.0
MA	$2,366,327	10	8.37	$236,633	7.220	354.23	688	76.2
MD	$210,993	2	0.75	$105,497	7.453	358.38	721	81.9
MI	$335,269	6	1.19	$55,878	7.337	253.26	676	71.3
MO	$290,156	3	1.03	$96,719	6.865	358.29	714	88.6
NC	$1,455,692	10	5.15	$145,569	6.931	355.79	702	68.3
NJ	$670,624	6	2.37	$111,771	7.632	357.05	692	85.5
NV	$261,298	2	0.92	$130,649	6.758	358.00	693	80.0
NY	$4,125,811	16	14.59	$257,863	7.189	348.66	699	75.7
OH	$469,312	7	1.66	$67,045	6.769	358.61	702	73.9
OK	$280,090	4	0.99	$70,023	7.112	248.72	689	85.2
OR	$68,112	1	0.24	$68,112	6.875	176.00	686	75.0
PA	$265,048	4	0.94	$66,262	6.632	259.12	713	75.8
RI	$377,633	2	1.33	$188,817	7.750	359.00	653	90.0
SC	$694,792	5	2.46	$138,958	6.913	344.54	721	75.4
TN	$495,216	5	1.75	$99,043	8.053	304.67	694	77.3
TX	$475,015	6	1.68	$79,169	7.169	321.83	683	77.6
UT	$139,702	1	0.49	$139,702	7.125	356.00	744	85.0
VA	$963,029	6	3.40	$160,505	6.826	342.35	698	80.3
VT	$191,465	1	0.68	$191,465	7.750	359.00	620	80.0
WV	$52,412	1	0.19	$52,412	6.875	358.00	662	75.0
	$28,287,194	**191**	**100.00**	**$148,100**	**7.031**	**344.20**	**700**	**75.9**

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 50.00	$1,470,611	8	5.20	$183,826	6.851	348.71	681	38.0
50.01 - 55.00	$813,900	3	2.88	$271,300	6.591	356.54	716	54.1
55.01 - 60.00	$735,665	6	2.60	$122,611	6.671	335.44	658	59.2
60.01 - 65.00	$1,184,266	7	4.19	$169,181	6.525	357.24	732	64.2
65.01 - 70.00	$2,643,544	18	9.35	$146,864	6.543	300.07	725	69.7
70.01 - 75.00	$4,515,965	29	15.96	$155,723	7.289	339.16	688	74.8
75.01 - 80.00	$10,926,572	73	38.63	$149,679	7.039	348.81	699	79.7

$28,287,194 Fixed Rate Mortgage Loans

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
80.01 - 85.00	$1,802,469	13	6.37	$138,651	7.407	349.66	695	85.0
85.01 - 90.00	$3,225,893	25	11.40	$129,036	7.214	356.63	704	90.0
90.01 - 95.00	$968,310	9	3.42	$107,590	7.305	358.12	718	95.0
	$28,287,194	**191**	**100.00**	**$148,100**	**7.031**	**344.20**	**700**	**75.9**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.500 - 5.999	$87,300	1	0.31	$87,300	5.750	358.00	722	60.0
6.000 - 6.499	$3,296,738	17	11.65	$193,926	6.207	358.07	707	73.3
6.500 - 6.999	$9,863,540	76	34.87	$129,783	6.663	324.75	714	73.1
7.000 - 7.499	$8,769,744	48	31.00	$182,703	7.165	354.52	700	75.8
7.500 - 7.999	$4,816,091	37	17.03	$130,165	7.705	354.80	680	82.7
8.000 - 8.499	$981,312	8	3.47	$122,664	8.258	357.04	655	81.7
8.500 - 8.999	$445,989	3	1.58	$148,663	8.750	322.76	675	76.5
9.500 - 9.999	$26,479	1	0.09	$26,479	9.625	358.00	708	95.0
	$28,287,194	**191**	**100.00**	**$148,100**	**7.031**	**344.20**	**700**	**75.9**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$13,117,304	99	46.37	$132,498	7.008	344.35	703	75.9
2-4U	$11,762,746	63	41.58	$186,710	7.109	351.39	696	75.7
CND	$1,941,360	18	6.86	$107,853	6.784	316.16	699	73.5
PUD	$1,251,280	9	4.42	$139,031	6.888	322.99	715	81.3
CNDP	$174,967	1	0.62	$174,967	7.375	359.00	668	85.0
COOP	$39,538	1	0.14	$39,538	6.500	137.00	778	55.3
	$28,287,194	**191**	**100.00**	**$148,100**	**7.031**	**344.20**	**700**	**75.9**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$13,903,870	84	49.15	$165,522	7.201	353.14	708	80.9
RCO	$11,037,821	83	39.02	$132,986	6.973	333.20	683	72.4
RNC	$3,345,503	24	11.83	$139,396	6.519	343.35	726	66.9
	$28,287,194	**191**	**100.00**	**$148,100**	**7.031**	**344.20**	**700**	**75.9**

$28,287,194 Fixed Rate Mortgage Loans

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
INV	$28,287,194	191	100.00	$148,100	7.031	344.20	700	75.9
	$28,287,194	**191**	**100.00**	**$148,100**	**7.031**	**344.20**	**700**	**75.9**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$62,472	2	0.22	$31,236	7.168	110.53	683	79.4
121 - 180	$1,616,049	22	5.71	$73,457	6.638	173.60	694	73.1
181 - 240	$163,121	2	0.58	$81,560	6.500	234.64	732	55.4
241 - 300	$263,075	1	0.93	$263,075	6.750	300.00	728	85.0
301 - 360	$26,182,477	164	92.56	$159,649	7.061	356.41	700	76.1
	$28,287,194	**191**	**100.00**	**$148,100**	**7.031**	**344.20**	**700**	**75.9**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$12,891,132	88	45.57	$146,490	7.118	343.98	695	73.4
FULL/ALT	$6,729,978	51	23.79	$131,960	7.026	350.09	697	84.6
NO RATIO	$5,310,577	33	18.77	$160,927	7.032	335.56	709	73.5
NINA	$3,143,553	17	11.11	$184,915	6.710	353.23	714	71.6
FULL-DU	$211,954	2	0.75	$105,977	6.641	253.15	721	78.7
	$28,287,194	**191**	**100.00**	**$148,100**	**7.031**	**344.20**	**700**	**75.9**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
781 - 800	$839,469	6	2.97	$139,911	6.751	357.66	787	76.4
761 - 780	$3,126,870	14	11.05	$223,348	6.793	352.17	768	74.7
741 - 760	$3,735,825	17	13.21	$219,754	6.750	345.16	752	77.8
721 - 740	$1,859,248	15	6.57	$123,950	7.088	346.41	729	84.3
701 - 720	$3,468,436	25	12.26	$138,737	7.075	336.42	711	73.2
681 - 700	$5,570,585	42	19.69	$132,633	6.884	332.27	689	75.0
661 - 680	$3,403,981	26	12.03	$130,922	7.155	345.49	668	69.5
641 - 660	$2,936,561	24	10.38	$122,357	7.258	352.57	652	79.9
621 - 640	$2,666,066	16	9.42	$166,629	7.600	350.50	629	79.1
601 - 620	$403,168	5	1.43	$80,634	7.452	344.16	619	80.4
581 - 600	$276,985	1	0.98	$276,985	6.375	358.00	586	60.0
	$28,287,194	**191**	**100.00**	**$148,100**	**7.031**	**344.20**	**700**	**75.9**

$28,287,194 Fixed Rate Mortgage Loans

Collateral Grouped Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$12,546,473	92	44.35	$136,375	7.154	337.06	705	77.5
12	$3,953,991	19	13.98	$208,105	7.110	347.60	694	79.3
24	$789,680	3	2.79	$263,227	6.925	358.00	676	78.0
36	$7,203,613	52	25.47	$138,531	6.922	349.89	702	71.1
60	$3,793,438	25	13.41	$151,738	6.772	350.60	695	76.1
20	**$28,287,194**	**191**	**100.00**	**$148,100**	**7.031**	**344.20**	**700**	**75.9**

80% LTV/PMI Analysis (Excludes 144 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
> 80% LTV, no MI	$394,468	5	6.58	$78,894	7.858	358.05	717	94.2
> 80% LTV, with MI	$5,602,204	42	93.42	$133,386	7.246	354.55	703	89.0
	$5,996,671	**47**	**100.00**	**$127,589**	**7.287**	**354.78**	**704**	**89.3**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.01 - 10.00	$45,830	1	0.16	$45,830	7.375	358.00	691	89.1
10.01 - 15.00	$445,153	8	1.57	$55,644	7.059	278.14	685	77.8
15.01 - 20.00	$789,136	5	2.79	$157,827	6.791	344.41	727	79.4
20.01 - 25.00	$1,125,777	12	3.98	$93,815	7.153	313.37	700	74.9
25.01 - 30.00	$2,384,568	16	8.43	$149,036	7.246	357.05	719	77.8
30.01 - 35.00	$3,476,261	19	12.29	$182,961	6.988	348.85	679	73.7
35.01 - 40.00	$3,927,920	32	13.89	$122,747	6.926	341.91	704	74.3
40.01 - 45.00	$4,378,476	27	15.48	$162,166	7.226	355.63	687	83.4
45.01 - 50.00	$2,211,020	10	7.82	$221,102	7.040	356.82	719	79.7
50.01 - 55.00	$973,814	5	3.44	$194,763	6.540	357.22	678	70.4
> 55.00	$495,702	5	1.75	$99,140	6.821	269.00	696	71.5
Unknown	$8,033,536	51	28.40	$157,520	7.005	340.74	706	72.6
36.91	**$28,287,194**	**191**	**100.00**	**$148,100**	**7.031**	**344.20**	**700**	**75.9**

Countrywide

SECURITIES CORPORATION

A Countrywide Capital Markets Company

Detailed Report

CWALT 2004-J5: INV

$28,287,194.05

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

			Range
Total Number of Loans		191	
Total Outstanding Balance		$28,287,194.05	
Average Loan Balance		$148,100.49	$18,327.85 to $647,650.25
Escrow Balance %		51.77%	
WA Mortgage Rate		7.031%	5.750% to 9.625%
Net WAC		6.772%	5.491% to 9.366%
WA Original Term (months)		349	180 to 360
WA Remaining Term (months)		344	107 to 360
WA Age (months)		4	0 to 73
WA LTV		75.94%	20.00% to 95.00%
WA FICO		700	586 to 792
WA DTI%		36.91%	6.98% to 81.07%
Secured by (% of pool)	First Lien	100.00%	
	Second Lien	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		55.65%	
Prepay Moves Exempted	Soft	54.86%	
	Hard	0.79%	
	No Prepay	44.35%	
	Unknown	0.00%	Conforming
Tier	Jumbo	17.71%	14.92%
	Alt-A Tier 1	51.65%	40.71%
	Alt-A Tier 2	29.89%	19.01%
	Unknown	0.00%	0.00%
Conforming		Total	75.40%

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	17.91%	SFR	46.37%	REDUCE	45.57%	PUR	49.15%	INV	100.00	0	44.35%
NY	14.59%	2-4U	41.58%	FULL/AL	23.79%	RCO	39.02%			12	13.98%
FL	11.35%	CND	6.86%	NO RATI	18.77%	RNC	11.83%			24	2.79%
MA	8.37%	PUD	4.42%	NINA	11.11%					36	25.47%
CT	6.61%	CNDP	0.62%	FULL-DU	0.75%					60	13.41%

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$28,287,194.05

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
30Yr Fixed - IO	$2,017,700	11	7.13	$183,427	5.750	8.000	6.793	6.534	357.96	2.04	691	74.7
30/15 Fixed Balloon	$42,034	1	0.15	$42,034	7.125	7.125	7.125	6.866	178.00	2.00	663	56.7
15Yr Fixed	$1,636,486	23	5.79	$71,152	6.500	7.875	6.646	6.387	171.08	8.10	695	73.8
20Yr Fixed	$163,121	2	0.58	$81,560	6.500	6.500	6.500	6.241	234.64	5.36	732	55.4
30Yr Fixed	$24,427,852	154	86.36	$158,622	6.000	9.625	7.080	6.821	355.68	3.68	701	76.4
	$28,287,194	**191**	**100.00**	**$148,100**	**5.750**	**9.625**	**7.031**	**6.772**	**344.20**	**3.82**	**700**	**75.9**

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
$0.01 - $50,000.00	$1,005,184	27	3.55	$37,229	6.500	9.625	7.394	7.135	310.98	5.16	683	72.1
$50,000.01 - $100,000.00	$4,893,070	63	17.30	$77,668	5.750	8.250	6.923	6.664	325.74	2.60	701	78.4
$100,000.01 - $150,000.00	$5,042,614	41	17.83	$122,991	6.250	8.375	7.035	6.776	331.99	3.40	698	80.7
$150,000.01 - $200,000.00	$3,798,564	22	13.43	$172,662	6.375	8.750	7.074	6.815	357.81	2.19	683	74.8
$200,000.01 - $250,000.00	$2,630,587	12	9.30	$219,216	6.500	7.875	7.287	7.028	358.26	1.74	690	79.0
$250,000.01 - $300,000.00	$1,608,884	6	5.69	$268,147	6.375	8.750	7.073	6.814	339.20	11.48	714	71.4
$300,000.01 - $350,000.00	$1,341,004	4	4.74	$335,251	6.000	7.375	6.512	6.253	353.59	6.41	702	67.2
$350,000.01 - $400,000.00	$743,686	2	2.63	$371,843	6.125	7.250	6.669	6.410	358.00	2.00	693	74.8
$400,000.01 - $450,000.00	$1,283,240	3	4.54	$427,747	6.625	8.375	7.306	7.047	357.30	2.70	718	78.2
$450,000.01 - $500,000.00	$2,849,636	6	10.07	$474,939	6.500	7.875	7.115	6.856	354.08	5.92	706	73.6
$500,000.01 - $550,000.00	$543,336	1	1.92	$543,336	7.375	7.375	7.375	7.116	359.00	1.00	751	75.0
$600,000.01 - $650,000.00	$2,547,388	4	9.01	$636,847	6.000	7.125	6.809	6.550	355.51	4.25	718	71.4
	$28,287,194	**191**	**100.00**	**$148,100**	**5.750**	**9.625**	**7.031**	**6.772**	**344.20**	**3.82**	**700**	**75.9**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
$0.01 - $50,000.00	$1,049,328	28	3.71	$37,476	6.500	9.625	7.372	7.113	302.61	7.80	684	72.2
$50,000.01 - $100,000.00	$4,848,927	62	17.14	$78,208	5.750	8.250	6.923	6.664	327.69	2.01	701	78.4
$100,000.01 - $150,000.00	$5,042,614	41	17.83	$122,991	6.250	8.375	7.035	6.776	331.99	3.40	698	80.7
$150,000.01 - $200,000.00	$3,798,564	22	13.43	$172,662	6.375	8.750	7.074	6.815	357.81	2.19	683	74.8
$200,000.01 - $250,000.00	$2,630,587	12	9.30	$219,216	6.500	7.875	7.287	7.028	358.26	1.74	690	79.0
$250,000.01 - $300,000.00	$1,608,884	6	5.69	$268,147	6.375	8.750	7.073	6.814	339.20	11.48	714	71.4
$300,000.01 - $350,000.00	$1,341,004	4	4.74	$335,251	6.000	7.375	6.512	6.253	353.59	6.41	702	67.2
$350,000.01 - $400,000.00	$743,686	2	2.63	$371,843	6.125	7.250	6.669	6.410	358.00	2.00	693	74.8
$400,000.01 - $450,000.00	$1,283,240	3	4.54	$427,747	6.625	8.375	7.306	7.047	357.30	2.70	718	78.2
$450,000.01 - $500,000.00	$2,849,636	6	10.07	$474,939	6.500	7.875	7.115	6.856	354.08	5.92	706	73.6
$500,000.01 - $550,000.00	$543,336	1	1.92	$543,336	7.375	7.375	7.375	7.116	359.00	1.00	751	75.0
$600,000.01 - $650,000.00	$2,547,388	4	9.01	$636,847	6.000	7.125	6.809	6.550	355.51	4.25	718	71.4
	$28,287,194	**191**	**100.00**	**$148,100**	**5.750**	**9.625**	**7.031**	**6.772**	**344.20**	**3.82**	**700**	**75.9**

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Detailed Report

CWALT 2004-J5: INV

$28,287,194.05

State												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
AL	$93,454	1	0.33	$93,454	8.000	8.000	8.000	7.741	358.00	2.00	645	80.0
AZ	$400,746	2	1.42	$200,373	6.500	7.375	7.180	6.921	302.28	17.66	724	77.8
CA	$5,064,824	19	17.91	$266,570	6.000	7.750	6.471	6.212	357.41	2.59	718	66.5
CO	$151,718	2	0.54	$75,859	6.500	7.375	7.074	6.815	353.69	6.31	669	73.5
CT	$1,870,507	10	6.61	$187,051	6.500	7.875	7.026	6.767	338.65	1.91	698	81.3
FL	$3,211,452	31	11.35	$103,595	5.750	8.750	7.280	7.021	355.16	2.08	694	79.4
GA	$1,238,158	11	4.38	$112,560	6.250	7.625	6.888	6.629	357.36	2.64	683	80.0
IL	$1,542,956	9	5.45	$171,440	6.375	7.625	6.998	6.739	304.33	5.92	716	78.2
IN	$362,887	4	1.28	$90,722	7.250	8.125	7.454	7.195	358.47	1.53	704	86.6
KS	$23,519	1	0.08	$23,519	8.750	8.750	8.750	8.491	304.00	56.00	606	70.0
KY	$102,193	2	0.36	$51,097	7.125	7.875	7.260	7.001	312.98	14.73	755	81.8
LA	$36,784	1	0.13	$36,784	6.500	6.500	6.500	6.241	172.00	8.00	717	70.0
MA	$2,366,327	10	8.37	$236,633	6.375	7.875	7.220	6.961	354.23	5.77	688	76.2
MD	$210,993	2	0.75	$105,497	7.375	7.500	7.453	7.194	358.38	1.62	721	81.9
MI	$335,269	6	1.19	$55,878	6.625	9.625	7.337	7.078	253.26	3.34	676	71.3
MO	$290,156	3	1.03	$96,719	6.375	7.750	6.865	6.606	358.29	1.71	714	88.6
NC	$1,455,692	10	5.15	$145,569	6.625	7.625	6.931	6.672	355.79	4.21	702	68.3
NJ	$670,624	6	2.37	$111,771	6.875	8.375	7.632	7.373	357.05	2.95	692	85.5
NV	$261,298	2	0.92	$130,649	6.500	7.125	6.758	6.499	358.00	2.00	693	80.0
NY	$4,125,811	16	14.59	$257,863	6.500	8.375	7.189	6.930	348.66	2.74	699	75.7
OH	$469,312	7	1.66	$67,045	6.375	7.750	6.769	6.510	358.61	1.39	702	73.9
OK	$280,090	4	0.99	$70,023	6.625	7.875	7.112	6.853	248.72	1.39	689	85.2
OR	$68,112	1	0.24	$68,112	6.875	6.875	6.875	6.616	176.00	4.00	686	75.0
PA	$265,048	4	0.94	$66,262	6.500	6.875	6.632	6.373	259.12	1.22	713	75.8
RI	$377,633	2	1.33	$188,817	7.750	7.750	7.750	7.491	359.00	1.00	653	90.0
SC	$694,792	5	2.46	$138,958	6.625	7.750	6.913	6.654	344.54	1.00	721	75.4
TN	$495,216	5	1.75	$99,043	6.875	8.750	8.053	7.794	304.67	31.57	694	77.3
TX	$475,015	6	1.68	$79,169	6.250	7.625	7.189	6.930	321.83	7.95	683	77.6
UT	$139,702	1	0.49	$139,702	7.125	7.125	7.125	6.866	356.00	4.00	744	85.0
VA	$963,029	6	3.40	$160,505	6.625	7.250	6.826	6.567	342.35	2.08	698	80.3
VT	$191,465	1	0.68	$191,465	7.750	7.750	7.750	7.491	359.00	1.00	620	80.0
WV	$52,412	1	0.19	$52,412	6.875	6.875	6.875	6.616	358.00	2.00	662	75.0
	$28,287,194	**191**	**100.00**	**$148,100**	**5.750**	**9.625**	**7.031**	**6.772**	**344.20**	**3.82**	**700**	**75.9**

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0.01 - 50.00	$1,470,611	8	5.20	$183,826	6.250	8.125	6.851	6.592	348.71	4.01	681	38.0
50.01 - 55.00	$813,900	3	2.88	$271,300	6.500	6.875	6.591	6.332	356.54	3.46	716	54.1
55.01 - 60.00	$735,665	6	2.60	$122,611	5.750	7.250	6.671	6.412	335.44	3.09	658	59.2
60.01 - 65.00	$1,184,266	7	4.19	$169,181	6.250	8.000	6.525	6.266	357.24	2.76	732	64.2
65.01 - 70.00	$2,643,544	18	9.35	$146,864	6.000	8.750	6.543	6.284	300.07	4.44	725	69.7
70.01 - 75.00	$4,515,965	29	15.96	$155,723	6.375	8.750	7.289	7.030	339.16	7.61	688	74.8
75.01 - 80.00	$10,926,572	73	38.63	$149,679	6.000	8.750	7.039	6.780	348.81	3.19	699	79.7
80.01 - 85.00	$1,802,469	13	6.37	$138,651	6.375	8.375	7.407	7.148	349.66	2.02	695	85.0
85.01 - 90.00	$3,225,893	25	11.40	$129,036	6.375	8.375	7.214	6.955	356.63	2.34	704	90.0

$28,287,194.05

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
90.01 - 95.00	$968,310	9	3.42	$107,590	6.500	9.625	7.305	7.046	358.12	1.88	718	95.0
	$28,287,194	**191**	**100.00**	**$148,100**	**5.750**	**9.625**	**7.031**	**6.772**	**344.20**	**3.82**	**700**	**75.9**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
5.500 - 5.999	$87,300	1	0.31	$87,300	5.750	5.750	5.750	5.491	358.00	2.00	722	60.0
6.000 - 6.499	$3,296,738	17	11.65	$193,926	6.000	6.375	6.207	5.948	358.07	1.93	707	73.3
6.500 - 6.999	$9,863,540	76	34.87	$129,783	6.500	6.875	6.663	6.404	324.75	3.26	714	73.1
7.000 - 7.499	$8,769,744	48	31.00	$182,703	7.000	7.375	7.165	6.906	354.52	3.22	700	75.8
7.500 - 7.999	$4,816,091	37	17.03	$130,165	7.500	7.875	7.705	7.446	354.80	4.50	680	82.7
8.000 - 8.499	$981,312	8	3.47	$122,664	8.000	8.375	8.258	7.999	357.04	2.96	655	81.7
8.500 - 8.999	$445,989	3	1.58	$148,663	8.750	8.750	8.750	8.491	322.76	37.24	675	76.5
9.500 - 9.999	$26,479	1	0.09	$26,479	9.625	9.625	9.625	9.366	358.00	2.00	708	95.0
	$28,287,194	**191**	**100.00**	**$148,100**	**5.750**	**9.625**	**7.031**	**6.772**	**344.20**	**3.82**	**700**	**75.9**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
SFR	$13,117,304	99	46.37	$132,498	6.000	9.625	7.008	6.749	344.35	4.60	703	75.9
2-4U	$11,762,746	63	41.58	$186,710	6.000	8.750	7.109	6.850	351.39	2.54	696	75.7
CND	$1,941,360	18	6.86	$107,853	5.750	7.625	6.784	6.525	316.16	4.30	699	73.5
PUD	$1,251,280	9	4.42	$139,031	6.375	7.375	6.888	6.629	322.99	7.08	715	81.3
CNDP	$174,967	1	0.62	$174,967	7.375	7.375	7.375	7.116	359.00	1.00	668	85.0
COOP	$39,538	1	0.14	$39,538	6.500	6.500	6.500	6.241	137.00	15.00	778	55.3
	$28,287,194	**191**	**100.00**	**$148,100**	**5.750**	**9.625**	**7.031**	**6.772**	**344.20**	**3.82**	**700**	**75.9**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
PUR	$13,903,870	84	49.15	$165,522	5.750	9.625	7.201	6.942	353.14	3.98	708	80.9
RCO	$11,037,821	83	39.02	$132,986	6.000	8.750	6.973	6.714	333.20	3.79	683	72.4
RNC	$3,345,503	24	11.83	$139,396	6.000	7.625	6.519	6.260	343.35	3.29	726	66.9
	$28,287,194	**191**	**100.00**	**$148,100**	**5.750**	**9.625**	**7.031**	**6.772**	**344.20**	**3.82**	**700**	**75.9**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
INV	$28,287,194	191	100.00	$148,100	5.750	9.625	7.031	6.772	344.20	3.82	700	75.9

$28,287,194.05

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
	$28,287,194	191	100.00	$148,100	5.750	9.625	7.031	6.772	344.20	3.82	700	75.9

Original Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
168.01 - 180.00	$1,678,521	24	5.93	$69,938	6.500	7.875	6.658	6.399	171.25	7.95	694	73.3
228.01 - 240.00	$163,121	2	0.58	$81,560	6.500	6.500	6.500	6.241	234.64	5.36	732	55.4
348.01 - 360.00	$26,445,552	165	93.49	$160,276	5.750	9.625	7.058	6.799	355.85	3.55	701	76.2
	$28,287,194	191	100.00	$148,100	5.750	9.625	7.031	6.772	344.20	3.82	700	75.9

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
1 - 120	$62,472	2	0.22	$31,236	6.875	7.875	7.168	6.909	110.53	69.47	683	79.4
121 - 180	$1,616,049	22	5.71	$73,457	6.500	7.125	6.638	6.379	173.60	5.57	694	73.1
181 - 240	$163,121	2	0.58	$81,560	6.500	6.500	6.500	6.241	234.64	5.36	732	55.4
241 - 300	$263,075	1	0.93	$263,075	6.750	6.750	6.750	6.491	300.00	3.00	728	85.0
301 - 360	$26,182,477	164	92.56	$159,649	5.750	9.625	7.061	6.802	356.41	3.56	700	76.1
	$28,287,194	191	100.00	$148,100	5.750	9.625	7.031	6.772	344.20	3.82	700	75.9

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
REDUCED	$12,891,132	88	45.57	$146,490	6.250	8.750	7.118	6.859	343.98	3.78	695	73.4
FULL/ALT	$6,729,978	51	23.79	$131,960	5.750	9.625	7.026	6.767	350.09	3.75	697	84.6
NO RATIO	$5,310,577	33	18.77	$160,927	6.125	7.875	7.032	6.773	335.56	4.90	709	73.5
NINA	$3,143,553	17	11.11	$184,915	6.000	8.125	6.710	6.451	353.23	2.32	714	71.6
FULL-DU	$211,954	2	0.75	$105,977	6.500	6.750	6.641	6.382	253.15	4.38	721	78.7
	$28,287,194	191	100.00	$148,100	5.750	9.625	7.031	6.772	344.20	3.82	700	75.9

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
781 - 800	$839,469	6	2.97	$139,911	6.375	7.125	6.751	6.492	357.66	2.34	787	76.4
761 - 780	$3,126,870	14	11.05	$223,348	6.125	7.625	6.793	6.534	352.17	3.16	768	74.7
741 - 760	$3,735,825	17	13.21	$219,754	6.000	7.750	6.750	6.491	345.16	2.47	752	77.8
721 - 740	$1,859,248	15	6.57	$123,950	5.750	8.250	7.088	6.829	346.41	5.52	729	84.3
701 - 720	$3,468,436	25	12.26	$138,737	6.250	9.625	7.075	6.816	336.42	7.01	711	73.2
681 - 700	$5,570,585	42	19.69	$132,633	6.000	8.250	6.884	6.625	332.27	3.10	689	75.0

$28,287,194.05

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
661 - 680	$3,403,981	26	12.03	$130,922	6.375	8.125	7.155	6.896	345.49	2.89	668	69.5
641 - 660	$2,936,561	24	10.38	$122,357	6.250	8.375	7.258	6.999	352.57	2.25	652	79.9
621 - 640	$2,666,066	16	9.42	$166,629	6.375	8.750	7.600	7.341	350.50	5.71	629	79.1
601 - 620	$403,168	5	1.43	$80,634	6.375	8.750	7.452	7.193	344.16	7.66	619	80.4
581 - 600	$276,985	1	0.98	$276,985	6.375	6.375	6.375	6.116	358.00	2.00	586	60.0
	$28,287,194	**191**	**100.00**	**$148,100**	**5.750**	**9.625**	**7.031**	**6.772**	**344.20**	**3.82**	**700**	**75.9**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Current	$28,287,194	191	100.00	$148,100	5.750	9.625	7.031	6.772	344.20	3.82	700	75.9
	$28,287,194	**191**	**100.00**	**$148,100**	**5.750**	**9.625**	**7.031**	**6.772**	**344.20**	**3.82**	**700**	**75.9**

Collateral Grouped by 12 Month Payment History

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Unknown	$28,287,194	191	100.00	$148,100	5.750	9.625	7.031	6.772	344.20	3.82	700	75.9
	$28,287,194	**191**	**100.00**	**$148,100**	**5.750**	**9.625**	**7.031**	**6.772**	**344.20**	**3.82**	**700**	**75.9**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0	$12,546,473	92	44.35	$136,375	6.375	8.750	7.154	6.895	337.06	5.70	705	77.5
12	$3,953,991	19	13.98	$208,105	6.375	8.000	7.110	6.851	347.60	2.69	694	79.3
24	$789,680	3	2.79	$263,227	6.875	7.000	6.925	6.666	358.00	2.00	676	78.0
36	$7,203,613	52	25.47	$138,531	6.000	9.625	6.922	6.663	349.89	2.31	702	71.1
60	$3,793,438	25	13.41	$151,738	5.750	7.875	6.772	6.513	350.60	2.05	695	76.1
20	**$28,287,194**	**191**	**100.00**	**$148,100**	**5.750**	**9.625**	**7.031**	**6.772**	**344.20**	**3.82**	**700**	**75.9**

80% LTV/PMI Analysis (Excludes 144 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
> 80% LTV, no MI	$394,468	5	6.58	$78,894	7.125	9.625	7.858	7.599	358.05	1.95	717	94.2
> 80% LTV, with MI	$5,602,204	42	93.42	$133,386	6.375	8.375	7.246	6.987	354.55	2.19	703	89.0
	$5,996,671	**47**	**100.00**	**$127,589**	**6.375**	**9.625**	**7.287**	**7.028**	**354.78**	**2.17**	**704**	**89.3**

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Detailed Report

CWALT 2004-J5: INV

$28,287,194.05

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
5.01 - 10.00	$45,830	1	0.16	$45,830	7.375	7.375	7.375	7.116	358.00	2.00	691	89.1
10.01 - 15.00	$445,153	8	1.57	$55,644	6.625	7.875	7.059	6.800	278.14	5.30	685	77.8
15.01 - 20.00	$789,136	5	2.79	$157,827	6.625	7.250	6.791	6.532	344.41	2.86	727	79.4
20.01 - 25.00	$1,125,777	12	3.98	$93,815	6.500	8.250	7.153	6.894	313.37	3.02	700	74.9
25.01 - 30.00	$2,384,568	16	8.43	$149,036	6.375	8.750	7.246	6.987	357.05	2.95	719	77.8
30.01 - 35.00	$3,476,261	19	12.29	$182,961	6.000	9.625	6.988	6.729	348.85	3.55	679	73.7
35.01 - 40.00	$3,927,920	32	13.89	$122,747	6.250	8.750	6.926	6.667	341.91	5.65	704	74.3
40.01 - 45.00	$4,378,476	27	15.48	$162,166	5.750	8.375	7.226	6.967	355.63	1.74	687	83.4
45.01 - 50.00	$2,211,020	10	7.82	$221,102	6.375	7.750	7.040	6.781	356.82	2.90	719	79.7
50.01 - 55.00	$973,814	5	3.44	$194,763	6.000	7.000	6.540	6.281	357.22	2.78	678	70.4
> 55.00	$495,702	5	1.75	$99,140	6.500	7.250	6.821	6.562	269.00	9.56	696	71.5
Unknown	$8,033,536	51	28.40	$157,520	6.125	8.125	7.005	6.746	340.74	4.61	706	72.6
36.91	**$28,287,194**	**191**	**100.00**	**$148,100**	**5.750**	**9.625**	**7.031**	**6.772**	**344.20**	**3.82**	**700**	**75.9**

Tier

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
ALT A TIER 1	$16,940,852	119	59.89	$142,360	5.750	9.625	7.030	6.771	344.42	4.02	705	77.0
ALT A TIER 2	$11,346,342	72	40.11	$157,588	6.000	8.750	7.033	6.774	343.87	3.53	693	74.3
	$28,287,194	**191**	**100.00**	**$148,100**	**5.750**	**9.625**	**7.031**	**6.772**	**344.20**	**3.82**	**700**	**75.9**

First Payment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
06/98	$18,328	1	0.06	$18,328	7.875	7.875	7.875	7.616	107.00	73.00	617	90.0
11/98	$44,144	1	0.16	$44,144	6.875	6.875	6.875	6.616	112.00	68.00	710	75.0
10/99	$262,659	1	0.93	$262,659	8.750	8.750	8.750	8.491	303.00	57.00	711	75.0
11/99	$23,519	1	0.08	$23,519	8.750	8.750	8.750	8.491	304.00	56.00	606	70.0
10/02	$795,234	2	2.81	$397,617	7.375	7.875	7.679	7.420	339.00	21.00	664	77.0
04/03	$39,538	1	0.14	$39,538	6.500	6.500	6.500	6.241	137.00	15.00	778	55.3
07/03	$426,394	4	1.51	$106,599	6.500	6.500	6.500	6.241	168.00	12.00	682	70.0
11/03	$235,302	2	0.83	$117,651	6.500	6.875	6.816	6.557	323.86	8.00	700	55.3
12/03	$436,011	4	1.54	$109,003	6.500	8.375	7.384	7.125	282.84	7.00	678	78.2
01/04	$1,468,221	5	5.19	$293,644	6.500	7.750	7.271	7.012	343.07	6.00	701	64.0
02/04	$791,979	4	2.80	$197,995	6.500	8.250	7.127	6.868	354.22	5.00	689	78.7
03/04	$1,797,771	9	6.36	$199,752	6.500	7.500	6.747	6.488	343.19	4.00	744	72.8
04/04	$4,483,447	28	15.85	$160,123	6.000	8.125	6.914	6.655	345.32	3.00	717	78.2
05/04	$9,477,822	61	33.51	$155,374	5.750	9.625	7.005	6.746	356.12	2.00	689	73.8
06/04	$7,856,074	65	27.77	$120,863	6.250	8.000	7.019	6.760	346.85	1.00	702	80.7
07/04	$130,750	2	0.46	$65,375	7.250	7.875	7.671	7.412	360.00	0.00	665	78.4
	$28,287,194	**191**	**100.00**	**$148,100**	**5.750**	**9.625**	**7.031**	**6.772**	**344.20**	**3.82**	**700**	**75.9**

CWALT 04-J5 BBB Bond

35% Severity
18 Month Lag
Fwd Curve
To Mat

CDR Break = 2.278
2.81% Total Cum Loss

Warehouse Runs

	Class M-1	Ratings AA/Aa2
Assumption	**Scenario 1**	
Int Rates	FRWD LIBOR	FRWD LIBOR
Break Even CDR %	3.986	100% PP Assump
Severity %	50%	6.63
Lag	6	30%
Advance %	100	6
Delinq's%	50	100
		50
Pool Cum Loss %	52,350,414.4454 (7.07%)	52,911,622.5692 (7.15%)

Prepay Assumption: 100% of Assumptions

Fixed Rate Mortgage Loans

6% CPR in month 1, an additional 1/11th of 18% CPR for each month thereafter, building to 24% CPR in month 12 and remaining constant thereafter.

Adjustable Rate Mortgage Loans

25% CPR

Run to Maturity NOT Optional Call (Clean up Call)

Class M-1 **Ratings AA/Aa2**

Scenario 2	
FRWD LIBOR +200	FRWD LIBOR + 200
100% PP Assump	100% PP Assump
4.952	2.983
30%	50%
6	6
100	100
50	50
39,260,684.6104 (5.31%)	39,050,600.1637 (5.28%)